2001
ANNUAL REPORT

corporate profile

Aftermarket Technology Corp. is a leading remanufacturer and distributor of drivetrain products. The Company also provides customers with value-added warehouse and distribution services, returned material reclamation and disposition services and remanufactured electronic components.

businesses

DRIVETRAIN REMANUFACTURING	ATC LOGISTICS
Aaron's Automotive	Logistics Services
Autocraft Industries	Autocraft Material Recovery
Autocraft Industries UK	Autocraft Electronics
CRS Gastonia	
CRS Mahwah	

TABLE OF CONTENTS

EXCEEDING EXPECTATIONS

financial highlights

NET SALES*
in millions



$300.7
$365.6
$372.5
$393.4

INCOME FROM OPERATIONS* **
in millions



$39.6
$57.1
$61.5
$73.0

EARNINGS PER SHARE* ** ***



$0.47
$1.01
$1.08
$1.53

* all data reflects continuing operations only
** excluding pre-tax non-recurring costs of $10.9 million in 1998 and pre-tax special charges of $6.7 million in 1998, $7.3 million in 1999, $32.6 million in 2000 and $5.3 million in 2001
*** excludes a one-time pre-tax gain of $0.9 million in 2001

DRIVETRAIN REMANUFACTURING

ATC prides itself on being the top automotive drivetrain remanufacturer to whom major original equipment manufacturers (OEMs) bring their most complex components with absolute confidence that they will be restored to OEM specifications. From transmissions to engines and more, domestic and imported products, ATC can handle virtually any remanufacturing challenge. OEMs can stake their reputations on our work, knowing we are as dedicated to upholding the quality of their products as they are.



KATHY KELLY
Manufacturing Technician
Autocraft Industries



Be visible. Be responsive. Remain vigilant. Adhere to quality. Deliver as promised. Anticipate needs. The challenge, as the industry leader, is never to give our OEM customers a reason to look anywhere else. Long-term loyalty is ensured by today's performance.

INDUSTRY LEADERSHIP


72%
ATC MARKET SHARE


CON

RON PITCHEL
General Manager
CRS Mahwah

"Whether you think you can or you think you can't, you're right." Henry Ford

Confident – you bet! Confident – you can count on it. We are confident; we are the people of ATC. Working together, we helped our Company achieve its best ever financial performance. We demonstrated the will, the drive and the ambition to make it happen. We updated our facilities to incorporate "lean" ways of doing business and we have worked to reduce costs by getting production materials to the right place at the right time – we have worked hard to eliminate waste. No other company is better positioned to meet the needs of the OEMs – our valued customers – than ATC. And no team of people is better trained and motivated to meet customers' needs than the people of ATC. Just ask us!

FIDENCE



KATHY WALKER
Director, Materials
Autocraft Industries

DRIVETRAIN

strong customer relationships

Our remanufacturing business has won numerous prestigious quality and customer service awards. Some of our customer relationships are decades old. We give customers a reason to choose ATC.

non-cyclical demand driven by installed base

Demand for our products is largely a function of the number of vehicles in operation, average age of vehicles and average number of miles driven per vehicle. The need to replace a broken transmission is generally not discretionary.

large, stable fleet of higher failure rate 2- to 8-year-old vehicles

Vehicles in the 2- to 8-year-old range are the most likely to use a remanufactured transmission to replace a failed unit. There is a consistent fleet of vehicles in this age range providing ATC with a built-in customer base.

high-quality products

ATC remanufactured transmissions must meet stringent original equipment manufacturers' standards. The quality of our products is ensured due to high tech machines that replicate the original manufacturers' functionality tests.



LOCATIONS

US **AARON'S AUTOMOTIVE** Springfield, MO
AUTOCRAFT INDUSTRIES Oklahoma City, OK
CRS GASTONIA Gastonia, NC
CRS MAHWAH Mahwah, NJ

UK **AUTOCRAFT INDUSTRIES UK** Grantham, Lincolnshire, England

In a lean cell environment, Livingston Kim, Subassembler, Autocraft Industries

ATC LOGISTICS

ATC Logistics provides efficient, customized solutions for all aspects of the supply chain management process. Our logistics industry success is a result of merging operational expertise, state-of-the-art technology and advanced management processes.

We focus on understanding the customer, enabling us to deliver a total solution that is completely reliable and highly dynamic. By leveraging our resources in an integrated fashion, ATC Logistics provides effective solutions to complex logistics environments.



NICKI GARCIA and
YVONNE MUKAVISIRE
Packaging Line Operators
Logistics Services

ATC LOGISTICS
highlights

We point with unmasked pride to our ATC Logistics group, which has achieved world-class fulfillment benchmarks and double-digit revenue growth. ATC Logistics provides services to prominent customers. Our simple philosophy is to provide a flexible, reliable and highly scalable solution. Leveraging our core competencies in supply chain management allows our customers to remain focused on their core competencies. Our bottom line impact can be measured in reduced inventory commitment, cost effective warehousing and distribution and superior levels of customer satisfaction.

- 30%(1) COMPOUND ANNUAL GROWTH RATE (CAGR) FOR '98-'01
- RAPIDLY GROWING SEGMENT EXPERIENCING NEW CUSTOMER BUSINESS
- 99.9% ON-TIME SHIPMENT PERFORMANCE

HIGH GROWTH OPPORTUNITIES


$48
$59
$89
$105
98PF(1)
99
00
01

ATC LOGISTICS' SUCCESS EVIDENCED BY 30%

CAGR 1998 - 2001 (in millions)

(1) full year pro forma for 1998 logistics acquisition

"But above all try something." Franklin Delano Roosevelt

"Do it, fix it, try it" could be the ATC motto. During 2001, our innovative leaders created opportunities in our Logistics segment that increased productivity, decreased costs, cross-trained our people and leveraged our intellectual capital to attract new business. They possess a "we'll figure out a way" attitude that repeatedly renders the impossible possible. Moreover, there exists a strong commitment to regularly measure success. We are not wed to the status quo. Proudly, the ATC culture encourages the spirit of Innovation and thus attracts dynamic people with unfettered, outside the box ideas.

INNO



JIM DICKSON
Operations Manager
Logistics Services

VATION



MARC SHERMAN
Director, Information Technology
Logistics Services

ATC LOGISTICS
facts

GAINING VELOCITY

world-class provider of logistics services

ATC is a world-class provider of value-added warehouse and distribution services, provider of returned material and reclamation services and remanufacturer of electronic automotive components. Our operational, quality assurance and IS/IT performance benchmarks are industry leading.

state-of-the-art technology, operational expertise

We use state-of-the-art software and computer systems to meet customers' needs. We work with customers to understand deliverables, design solutions, establish operational and business metrics, eliminate waste and improve efficiencies.

niche focus on high value products

An important element of our growth strategy is the acquisition of complementary "niche" businesses in order to broaden our product offerings and capture market share. Our focus is on high value products with stringent service and delivery requirements.



LOCATIONS

LOGISTICS SERVICES Fort Worth, TX
AUTOCRAFT MATERIAL RECOVERY Oklahoma City, OK
AUTOCRAFT ELECTRONICS Dallas, TX

Supply chain inventory can be tracked from the point of receipt through delivery to customers.

LEAN AND CONTINUOUS IMPROVEMENT

This year the ATC culture was crystallized. We worked aggressively to incorporate Lean and Continuous Improvement principles throughout the organization. "Lean" best represents our new, fully energized culture. We are essentially inventing new ways of doing old things. By fully committing ourselves to adoption of lean ways of conducting business, we significantly improved our productivity and reduced costs.



KATHRYN PETRAVAGE
Data Services Manager
Logistics Services
JOSE TORRES
Returns Manager
Logistics Services

LCI

LEAN AND CONTINUOUS IMPROVEMENT highlights

traditional batch manufacturing to lean production system

During the year, the light assembly area at Autocraft Industries UK was transformed from a traditional batch manufacturing process to a lean assembly. Improvements were made in all areas including work in progress, distance materials traveled, operator cycle time, product changeover time, and the number of operators needed. Adherence to the lean principles of waste elimination, line balance and standardized work made these significant improvements possible.

1.8-liter engines assembly line



NUMBER OF HOURS LEAD TIME improved by 92%
OPERATOR CYCLE TIME reduced by 28%
NUMBER OF ASSEMBLY LINE OPERATORS reduced by 25%
PRODUCT CHANGEOVERS reduced by 58%

COST & EFFICIENCY MANAGEMENT


PRODUCTIVITY increased by 20%
WORK IN PROGRESS reduced by 65%
DISTANCE MATERIALS TRAVELED reduced by 81%
FLOOR SPACE UTILIZATION improved by 84%

ENTHUSIASM

"The kind of people I look for to fill management spots are the eager beavers, the mavericks. These are the guys who try to do more than they're expected to do – they're always reaching."

Lee Iacocca



DICK BRIEN Training Manager, ATC
SUBRATA DAS Director, Lean and Continuous Improvement, ATC Logistics
JIM BUIKE Senior Director, Lean and Continuous Improvement, ATC
TIFFANY MCKAY Manager, Process and Methodology, ATC Logistics
JEFF VAN DIXHORN Director, Lean Enterprise, Aaron's Automotive
DAVID BLOWS Lean Enterprise Manager, Autocraft Industries UK

It all starts with us – the employees of ATC. We know where we are going and we're excited about the journey. "Lean and Continuous Improvement" is not merely a series of meaningless words to us or "a flavor of the month" directive. Rather, implementation of the lean principles represents ATC's commitment to future success. We have been trained and are empowered to dramatically and continuously use all of the tools at hand to improve our business company-wide. We embrace the challenge with Enthusiasm. We are the employees of ATC and we expect to Win!



DENISE VAUGHN
Operations Manager
Logistics Services

MAINTAINING PRODUCTIVITY

commitment to ship orders on time

During the year, due to productivity improvements resulting from the fervent adoption of lean principles, our Logistics Services team achieved a 99.9 percent on-time shipment record processing in excess of 4.7 million orders. Be assured, we are motivated to maintain our own level of success!

simplifying processes

Throughout the organization, our lean teams have reengineered the way we think about how we do our jobs. They have helped us identify internal processes that were an impediment to our delivery of excellent customer service. They have aided us in taking the waste out, eliminating steps with no value added, and streamlined our work flow. By training all employees in the principles of lean, we have empowered them to make good decisions that better serve the customer.

creating a worker friendly environment

Lean, by definition, creates an orderly, concentrated, more user-friendly environment. Everything has a place and everything is in its place. Our people take pride in working in such an environment and have been encouraged to offer suggestions for further visual and operational improvements. Our line employees are leading champions of lean principles and are the ones who nominate the projects or processes for a "lean" review.



BEFORE



AFTER

BEFORE
1.8-liter Engines Light Assembly Process prior to adoption of lean principles.

AFTER
Note the marked difference in the assembly set-up after the adoption of lean.

CUSTOMER DELIGHT

We want our customers to become part of the ATC story. We want the ATC story to become part of our customers' successes. This is achieved by being flexible enough to meet our customers' changing definitions of expectations and what for them constitutes real value. We are prepared to exceed the challenge.



RICHARD GIBBONS
Managing Director, Autocraft Industries UK
ART SMUCK
General Manager, Logistics Services
HOWARD STOLLER
President, ATC Information Services

CD

CUSTOMER DELIGHT
highlights



TOTAL NUMER OF ORDERS SHIPPED ON TIME
TOTAL NUMBER OF ORDERS
1999
99.79%
2 million
2000
99.98%
3.9 million
2001
99.99%
4.7 million

LOGISTICS
SERVICES
ON-TIME SHIPMENT
OF ORDERS IN 2001

99.99%

FOCUSED CUSTOMER CARE

Simply stated, good companies are "close to their customers." Service excellence is ATC's prime objective. Our goal is to consistently exceed our customers' expectations, to continuously monitor and improve our performance and, importantly, to involve our customers as true partners. We invite our customers to participate in our business meetings, to let us know what we are doing right and where we need improvement. The formula is tried and true:
Dependable Service + Guaranteed Quality + Consistent Reliability = Loyalty = Top Line Growth.

- FIRST REMANUFACTURING CONTRACT WITH SATURN
- LAUNCHED INITIATIVE WITH AAMCO DEALERS TO PENETRATE INDEPENDENT TRANSMISSION AFTERMARKET
- ADDITIONAL LOGISTICS BUSINESS WITH FORD



UNDER

As front-line customer contact representatives of ATC, we strive to Understand and exceed our customers' expectations and, by our responsiveness, give our customers a reason to consistently choose ATC as the solution to the challenges they face in the ever-changing marketplace. With professionalism, experience, empathy and a strong sense of personal accountability, we are focused on creating and nurturing a high-performance, immediately responsive environment in which the customers' needs are front and center.

KATHY FRENCH
Customer Accounts Manager
Aaron's Automotive

"A total commitment is paramount to reaching the ultimate in performance." Tom Flores


STANDING
TOM AEPELBACHER
General Manager
CRS Gastonia
RANDY ENGEL
Operations Manager
Logistics Services

CUSTOMER DELIGHT
facts

WINNING CUSTOMER LOYALTY

We speak with profound pride about the new ATC culture that is built on a solid foundation of operational excellence and customer intimacy. As an organization, we are making progress in the right direction. We are focused on the right audience – our customers. Our aim is service. We have a steadfast devotion to our customers. We encourage each of our employees throughout ATC to do whatever he or she thinks is necessary to take good care of the individual customer. Loyalty is built by earning trust and confidence – one customer at a time. We expect to get things – and do things – right for our customers. This year, we won additional business from existing customers. This is the most concrete indication that we are, in fact, winning customer loyalty. Our challenge is to maintain ATC's focus and discipline on customer satisfaction day after day.




CoreBloc.com
Tracking your Cores Just got easier!
ATC Logistics
Real Time Tracking Over the Internet

We pride ourselves on the utilization of operational, quality assurance and IS/IT metrics that track our customer service performance.

CoreBloc.com is an Internet-enabled interactive system that provides technology-driven inventory management and core recovery for reverse logistics customers.

DRIVING VALUE CREATION

ATC

aftermarket technology corp.



DEAR FELLOW STOCKHOLDERS:

MICHAEL T. DUBOSE
Chairman, President and
Chief Executive Officer

2001 WAS A PARTICULARLY SUCCESSFUL YEAR FOR OUR COMPANY. Not only did we achieve record financial performance in a difficult environment, but we also completed our repositioning initiatives and established a solid foundation for the next phase of the Company's growth and success. As evidence of our 2001 achievements, we drove value creation by delivering total revenue of $393 million, and earnings of $1.53 per share, before special charges and a one-time gain.

During 2001, we faced an overall softening economy, while our automotive customers experienced significant turmoil within their industry. However, we realized the benefits of a business model insulated from fluctuations in the levels of new automobile production as well as the benefits of our drive for world-class customer performance levels and our ability to drive cost out of our business.

We accomplished the objectives we laid out in last year's letter, specifically:

- We established a foundation of industry-leading operational excellence through the aggressive rollout and implementation of the ATC Lean and Continuous Improvement Initiative throughout the entire ATC organization, with virtually every employee involved. By fully committing to the adoption of lean ways of conducting business, we significantly improved our profitability and reduced costs.

- We further improved our performance relative to our customers' expectations as well as built upon our strong customer relationships through the ATC Customer Delight Initiative. Based in part on our firm commitment to customer service, we won new business with Chrysler, Ford, General Motors, Saturn, Isuzu, Kia, Jaguar, Delphi and others.

- We successfully positioned our Logistics segment for growth, earning important new business with several automotive customers. Significantly, Ford Motor Company awarded our Material Recovery business unit a new contract to manage all inventory used in supporting its full range of remanufacturing programs. We also established the management and information technology foundation to pursue further growth as well as niche acquisitions.

- We successfully built upon our drivetrain remanufacturing market leadership position, establishing a solid path to penetrate the $1 billion independent aftermarket for remanufactured transmissions. As evidence of our strategy to establish a foothold in this market segment, we signed an agreement with the National AAMCO Dealers Association (NADA) to provide remanufactured transmission units to its dealerships.

- We focused our efforts on and were successful in returning our engines business to profitability.

WITH A CLEAR DIRECTION, WE GAINED VELOCITY AND BEGAN DRIVING WHAT WE BELIEVE WILL BE MEANINGFUL, SUSTAINABLE PROGRESS. We took bold steps to reduce costs, adopt a new culture and dramatically improve customer service.

We accomplished our objectives in 2001, yet a good deal of work remains. During 2002, we will focus on several key objectives and initiatives designed to enable the Company to continue to deliver strong results with increased shareholder and customer value.

First, we will continue to build on the foundation established over the past two years, driving to keep Operational Excellence and Customer Delight an integral part of the day-to-day management process.

Second, we will strive to increase sales to existing customers. We are closely examining every aspect of our customers' experience with ATC, trying to determine how to better deliver on customer needs and how to develop deeper, more strategic partnerships. We plan to provide new products as well as additional solutions to our customers, not only facilitating our growth but facilitating our customers' success as well.

Third, we will work to establish new customer relationships by offering solution-based remanufacturing and logistics value propositions.

Fourth, we plan to pursue select acquisitions to accelerate our growth and to build scale in our Logistics business. We plan to pursue accretive niche opportunities that allow us to leverage our current expertise with new customers and markets.

We are excited by the prospects 2002 holds for our Company and plan to build on the solid achievements of the past three years. We have just begun to unlock the potential within ATC and we believe that you have yet to see the performance we are truly capable of achieving.

I want to take this opportunity to thank you, our valued stockholders, for your confidence and abiding faith in our strategy. We will work hard to continue earning your support. I extend my sincere thanks to our Board of Directors for its guidance and support. I also respect and salute the talents and efforts of my fellow employees, all of whom are encouraged to contribute in their own creative ways to a more successful ATC. It is their dedication and hard work that led to our improved performance; they hold the keys to our future success.

We look forward with enthusiasm to the year ahead, confident that our businesses have solid prospects for growth.

Respectfully submitted,

MICHAEL T. DUBOSE
Chairman, President and Chief Executive Officer

JOSEPH SALAMUNOVICH
Vice President,
General Counsel and
Secretary

MATT J. PIEPER
President
ATC Logistics

JOHN J. MACHOTA
Vice President
Human Resources

BARRY C. KOHN
Vice President and
Chief Financial Officer



MICHAEL T. DUBOSE
Chairman, President and
Chief Executive Officer

PAUL J. KOMAROMY
President, Aaron's Automotive
Products, Inc. and Component
Remanufacturing Specialists, Inc.

MARY RYAN
Vice President
Communications and
Investor Relations

LARRY BAKER
Vice President
Automotive Sales and
Marketing

SOUND MANAGEMENT



SOLID CUSTOMER PARTNERSHIPS +
EMPLOYEES ALIGNED TO SERVE CUSTOMERS' NEEDS +
A FOUR-PRONGED GROWTH STRATEGY =

A COMPANY OF VALUE


VALUE
STRATEGY
TEAM
PARTNERSHIP

VALUE CREATION APPROACH

FINANCIAL REVIEW

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The selected financial data presented below with respect to the statements of operations data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data as of December 31, 2001 and 2000 are derived from the Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein, and are qualified by reference to such financial statements and notes related thereto. The selected financial data with respect to the statement of operations data for the years ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997, are derived from the Consolidated Financial Statements of the Company that have been audited by Ernst & Young LLP, independent auditors, but are not included herein. The data provided should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included in this Annual Report. The results of the Distribution Group, Inc. subsidiary, which was sold in October 2000, are classified as discontinued operations in the selected financial data presented.

(In thousands, except per share data)	2001	2000	1999	1998	1997
	Year ended December 31,				
statement of operations data:					
Net sales	**$393,381**	$372,493	$365,563	$300,723	$191,058
Cost of sales	**255,360**	248,438	246,224	219,539	114,956
Special charges [1]	**216**	9,134	2,965	1,347	—
Gross profit	**137,805**	114,921	116,374	79,837	76,102
Selling, general and administrative expenses	**59,939**	57,331	56,736	47,496	30,430
Amortization of intangible assets	**5,028**	5,255	5,527	5,038	3,273
Special charges [1]	**5,114**	23,450	4,345	5,327	—
Income from operations	**67,724**	28,885	49,766	21,976	42,399
Interest income	**1,524**	234	—	—	—
Interest expense and other, net	**(21,623)**	(24,830)	(23,251)	(21,917)	(15,213)
Income tax expense	**(18,098)**	(1,883)	(9,739)	(974)	(10,902)
Income (loss) from continuing operations [2][3]	**$ 29,527**	$ 2,406	$ 16,776	$ (915)	$ 16,284
Income (loss) from continuing operations per share [4]	**$ 1.40**	$ 0.11	$ 0.79	$ (0.05)	$ 0.84
Shares used in computation of income from continuing operations per share [4]	**21,059**	21,163	21,164	19,986	19,335
other data:					
Capital expenditures [5]	**$ 13,516**	$ 11,682	$ 10,072	$ 10,764	$ 6,293

SELECTED FINANCIAL DATA

(In thousands)	2001	2000	As of December 31, 1999	1998	1997
balance sheet data:					
Working capital, continuing operations	**$ 52,700**	$ 53,457	$ 29,744	$ 36,128	$ 44,855
Property, plant and equipment, net	**52,577**	46,276	47,897	45,830	16,737
Total assets	**396,858**	407,499	577,782	517,794	360,477
Long-term liabilities, less current portion	**181,694**	213,537	302,491	258,051	152,571
Common stockholders' equity	**109,335**	80,239(6)	176,144	168,011	175,429

(1) See "Notes to Consolidated Financial Statements" – Note 19 for a description of special charges.

(2) Income (loss) from continuing operations for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 excludes income (loss) from discontinued operations, net of income taxes, of $(959), $(99,289), $(9,969), $(6,200) and $6,719, respectively.

(3) Income (loss) from continuing operations for the year ended December 31, 1998 excludes an extraordinary item in the amount of $703 ($1,172 less related income tax benefit of $469). In addition, income (loss) from continuing operations for the year ended December 31, 1997 excludes an extraordinary item in the amount of $3,749 ($6,269 less related income tax benefit of $2,520).

(4) See "Notes to Consolidated Financial Statements" – Note 14 for a description of the computation of earnings per share.

(5) Excludes capital expenditures made by certain of the Company's subsidiaries prior to such subsidiaries' respective acquisitions and any capital expenditures made in connection with such acquisitions.

(6) Common stockholders' equity as of December 31, 2000 reflects the loss on the sale of our Distribution Group business and from the initial discontinuance of, and subsequent election to retain, our independent aftermarket engine business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Annual Report.

forward-looking statement notice

Certain statements contained in this Annual Report that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. See the Company's filings with the Securities and Exchange Commission for a discussion of certain factors that could cause actual results to differ.

overview

We are a leading remanufacturer and distributor of drivetrain products used in the repair of automobiles and light trucks in the automotive aftermarket. Our Logistics business is a provider of value-added warehouse and distribution services as well as returned material reclamation and disposition services. Our *Logistics business also remanufactures and distributes electronic components.*

Demand for our products within the Drivetrain business is largely a function of the number of vehicles in operation, the average age of vehicles and the average number of miles driven per vehicle. These factors have generally increased over time, thereby increasing demand for our remanufactured products. Other factors that influence demand for our remanufactured products include product complexity and reliability, the length of OEM warranty periods and the severity of weather conditions. Because these factors are not directly dependent on new automotive sales levels, demand for remanufactured products within our Drivetrain business has been largely non-cyclical.

Our Drivetrain business has been our primary business since our formation. For the year ended December 31, 2001, revenue from our Drivetrain business was $266.3 million, or 67.7% of our total revenue. In addition, in the United States we also sell remanufactured engines in the independent aftermarket. For the year ended December 31, 2001, revenue from this engines business was $21.9 million, or 5.6% of our total revenue.

Growth in our Logistics business with AT&T Wireless is primarily dependent on cellular telephone handset demand and AT&T Wireless' share of new cellular telephone sales volume. Our Logistics business benefits from upgrades in cellular telephone technology through increased replacement demand for more advanced handsets, from any increases in the number of AT&T Wireless *subscribers and from any expansion of our service offering with* AT&T Wireless. Because we do not take actual ownership of our cellular telephone inventory, we do not face the risk of inventory obsolescence. Other growth drivers within our Logistics business include our ability to leverage our expertise in logistics in other industries. For the year ended December 31, 2001, revenue from our Logistics business was $105.2 million, or 26.7% of our total revenue, of which AT&T Wireless accounted for 65.7%.

components of income and expense

Revenue. In our Drivetrain Remanufacturing segment and independent aftermarket engines business, we recognize revenues, primarily from the sale of remanufactured transmissions and remanufactured engines, at the time of shipment to the customer and, to a lesser extent, upon the completion or performance of a service. In our Logistics segment, revenue is primarily related to providing:

- value-added warehouse and distribution services;
- turnkey order fulfillment and information services;
- returned material reclamation and disposition services;
- core management services; and
- automotive electronic components remanufacturing and distribution services,

and is generally recognized upon completion or performance of those services.

Cost of Sales. Cost of sales represents the actual cost of purchased components and other materials, direct labor, indirect labor and warehousing cost and manufacturing overhead costs, including depreciation, utilized directly in the production of products or performance of services for which revenue has been recognized.

Selling, General & Administrative Expenses. Selling, general and administrative ("SG&A") expenses generally are those costs not directly related to the production process or the performance of a revenue generating service and include all selling, marketing and customer service expenses as well as expenses related to general management, finance and accounting, information services, human resources, legal, and corporate overhead expense.

Amortization of Intangibles. Amortization of intangibles consists primarily of the amortization of goodwill. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under specified conditions) for impairment in accordance with SFAS No. 142. We are required to adopt SFAS No. 142 effective January 1, 2002. The effect of not amortizing goodwill is expected to result in an increase to income from operations in fiscal 2002 of approximately $5.0 million. The adoption of the impairment provisions of SFAS No. 142 is not expected to have a significant effect on the Company's results of operations or its financial position.

Special Charges. We have periodically identified areas where cost reductions and efficiencies could be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Some of these cost reduction or process improvement initiatives result in costs which we have described as special charges and include, but are not limited to, severance benefits for terminated employees, lease termination and other facility exit costs, losses on the disposal of fixed assets, impairment of goodwill and write-down of inventories.

critical accounting policies

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Reserve for Inventory Obsolescence. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about market conditions, future demand and expected usage rates. If actual market conditions are less favorable than those projected by management, causing usage rates to vary from those estimated, additional inventory write-downs may be required.

Warranty Liability. We provide an allowance for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including inspection and testing at various stages of the remanufacturing process and the testing of each finished assembly on equipment designed to simulate performance under operating conditions, our warranty obligation is affected by product failure rates. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability may be required.

Deferred Tax Assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We evaluate the adequacy of our allowance for doubtful accounts and make judgments and estimates in determining the appropriate allowance at each reporting period. If a customer's financial condition were to deteriorate, additional allowances may be required.

segment reporting

We have two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to European OEMs including Ford's and General Motor's European operations and Jaguar. Our Logistics segment consists of three operating units:

- a provider of value-added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless;
- a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and
- an automotive electronic components remanufacturing and distribution business, including components for the OnStar program, primarily for Delphi and Visteon.

Our independent aftermarket engine business, which is not a separate reportable segment and is shown as "Other," remanufactures and distributes domestic and foreign engines and recently began distributing select remanufactured domestic transmissions from four regional distribution centers primarily to independent aftermarket customers.

We evaluate the performance of each segment based upon income from operations. The reportable segments and the "Other" business unit are each managed and measured separately, primarily due to the differing customers, production processes, products sold and distribution channels.

results of operations

The following table sets forth financial statement data expressed as a percentage of net sales.

	Year ended December 31, 2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	64.9	66.7	67.4
Special charges	0.1	2.5	0.8
Gross profit	35.0	30.8	31.8
SG&A expenses	15.2	15.4	15.5
Amortization of intangible assets	1.3	1.4	1.5
Special charges	1.3	6.2	1.2
Income from operations	17.2	7.8	13.6
Interest income	0.4	0.1	—
Interest expense and other, net	5.5	6.7	6.4
Income from continuing operations, before income taxes	12.1	1.2	7.2
Income tax expense	4.6	0.6	2.6
Income from continuing operations	7.5%	0.6%	4.6%

year ended december 31, 2001 compared to year ended december 31, 2000

Income from continuing operations increased $27.1 million, to $29.5 million in 2001 from $2.4 million in 2000. During 2001, we recorded pre-tax special charges of $5.3 million, primarily related to initiatives designed to improve operating efficiencies and reduce costs (see "Special Charges" below) and a non-recurring gain of $0.9 million related to the sale of the preferred stock of the Distribution Group, which we received in 2000 as partial consideration for the sale of that business. Additionally, in 2000, we recorded $32.6 million (pre-tax) of special charges primarily related to the write-off of goodwill and the recording of valuation allowances for specified assets associated with our decision to discontinue our independent aftermarket engine business. This business was subsequently retained (see "Discontinued Operations"). Excluding the special charges and non-recurring gain, income from continuing operations increased $9.5 million, or 41.7%, to $32.3 million for the year ended December 31, 2001 from $22.8 million in 2000. This increase was primarily attributable to substantial growth in the Logistics segment, productivity improvements resulting from our Lean and Continuous Improvement program and other cost reduction initiatives and increased profitability in the independent aftermarket engine business, partially offset by reduced margins in the Drivetrain Remanufacturing segment largely related to price and inventory reduction initiatives at certain OEM customers. Income from continuing operations per diluted share was $1.40 for 2001 as compared to $0.11 for 2000. Excluding the special charges and non-recurring gain, income from continuing operations per diluted share was $1.53 for 2001 as compared to $1.08 for 2000.

Net Sales. Net sales increased $20.9 million, or 5.6%, to $393.4 million for 2001 from $372.5 million for 2000. This increase was driven primarily by:

- growth in the Logistics segment, attributable to an increase in sales for value-added warehouse and distribution services, driven by the growth in the market for cellular phones and services;
- growth in the Logistics segment attributable to the ramp up of the two new programs we were awarded by AT&T Wireless in early 2000, covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials, which began generating revenue for us in the second half of 2000; and
- growth in the Drivetrain Remanufacturing segment, primarily related to an increase in sales of remanufactured transmissions to Ford.

This increase was partially offset by a decline in remanufactured transmissions sold to DaimlerChrysler as a result of its inventory reduction initiative, a decline in revenue in the independent aftermarket engine business resulting from a change in the distribution channel for this business and a decline in revenue in the Logistics segment related to the termination of its remanufactured electronic control module product line.

Sales to DaimlerChrysler accounted for 24.7% and 29.6%, Ford accounted for 34.6% and 30.0% and AT&T Wireless accounted for 17.6% and 14.1% of our revenues for 2001 and 2000, respectively.

Gross Profit. Gross profit increased $22.9 million, or 19.9%, to $137.8 million for 2001 from $114.9 million for 2000. Excluding special charges of $0.2 million recorded during 2001 and $9.1 million of special charges related to the independent aftermarket engine business recorded during 2000, gross profit increased $14.0 million, or 11.3%. This increase was primarily the result of increased sales in the Logistics segment and improved productivity as a result of our Lean and Continuous Improvement program and other cost reduction initiatives, partially offset by a decline in gross profit in the Drivetrain Remanufacturing segment resulting from:

- price concessions provided to DaimlerChrysler as a result of their request for supplier participation in their cost reduction initiatives;
- the sales mix of remanufactured transmissions; and
- production inefficiencies resulting from the impact of DaimlerChrysler's and GM's inventory reduction initiatives.

As a percentage of net sales, gross profit before special charges increased to 35.1% in 2001 from 33.3% for 2000.

SG&A Expenses. SG&A expenses increased $2.6 million, or 4.5%, to $59.9 million for 2001 from $57.3 million for 2000. The increase was primarily the result of an increase in spending in support of growth initiatives in the Logistics segment and on our Lean and Continuous Improvement and Customer Delight initiatives, partially offset by a decrease in cost in the independent aftermarket engine business resulting from the elimination of our branch distribution network. As a percentage of net sales, SG&A expenses decreased slightly to 15.2% for 2001 from 15.4% for 2000.

Amortization of Intangible Assets. Amortization of intangible assets decreased $0.3 million, or 5.7%, to $5.0 million for 2001 from $5.3 million for 2000, primarily attributable to the write-off of goodwill related to the independent aftermarket engine business on June 30, 2000.

Special Charges. During 2001, we recorded $5.3 million of special charges ($3.3 million net of tax) including $2.4 million for the Drivetrain Remanufacturing segment, $2.4 million for the Logistics segment and $0.5 million for consolidation of our two information systems groups. The $2.4 million related to the Drivetrain Remanufacturing segment consists of $1.6 million of severance and related costs for 35 people, primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment. The $2.4 million of special charges in the Logistics segment are primarily related to a decision to exit an unprofitable product line and include the following:

- $1.9 million of costs related to the shut-down of our remanufactured automotive electronic control modules operation including:
  - –$0.7 million of severance and related costs for 118 people;
  - –$0.6 million related to the write-down of fixed assets;
  - –$0.3 million of facility exit and other costs related to the shutdown;
  - –$0.2 million related to inventory write-downs (classified as Cost of Sales-Special Charges); and
  - –$0.1 million for the write-down of uncollectible accounts receivable balances; and

- $0.5 million of severance and related costs for eight people primarily associated with the upgrade of certain management functions within the segment.

The $0.5 million related to our two information systems groups is related to severance costs for four people primarily associated with the consolidation of those functions.

During 2000, we recorded $32.6 million of special charges related to the reorganization of our independent aftermarket engine business. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);
- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

As an ongoing part of our planning process, we continue to identify and evaluate areas where cost efficiencies can be achieved through consolidation of redundant facilities, outsourcing functions or changing processes or systems. Implementation of any of these could require us to incur special charges, which would be offset over time by the projected cost savings.

Income from Operations. Income from operations increased $38.8 million, to $67.7 million for 2001 from $28.9 million for 2000. Excluding special charges of $5.3 million recorded in 2001 and $32.6 million of special charges related to the independent aftermarket engine business recorded in 2000, income from operations increased $11.5 million, or 18.7%, to $73.0 million for 2001 from $61.5 million for 2000. As a percentage of net sales, income from operations before special charges increased to 18.6% from 16.5%, between the two periods.

Interest Income. Interest income of $1.5 million and $0.2 million was recorded during 2001 and 2000, respectively, on the 18% senior subordinated promissory note received by us as partial consideration for the sale of the Distribution Group on October 27, 2000.

Other Income (Expense), Net. Other income (expense), net increased $0.9 million to income of $0.8 million in 2001 from a loss of $0.1 million in 2000. This increase was the result of a non-recurring gain on the sale of the preferred stock of the Distribution Group that was received in 2000 as partial consideration for the sale of that business.

Interest Expense. Interest expense decreased $2.4 million, or 9.7%, to $22.4 million for 2001 from $24.8 million for 2000. This decrease was the result of a general decline in interest rates combined with a reduction in debt outstanding. Interest expense for 2000 of $5.2 million was allocated to discontinued operations based on the actual consideration received from the sale of the Distribution Group.

Discontinued Operations. On August 3, 2000, we adopted a plan to discontinue a segment of our business that we referred to as our Independent Aftermarket. This segment consisted of the Distribution Group and the independent aftermarket engine business. We planned to sell the Distribution Group by December 31, 2000 and the independent aftermarket engine business by June 30, 2001. Management believed that the planned exit from these businesses, which provided the opportunity to reduce debt and generated a significant tax shelter, offered a strategic opportunity to focus resources on our businesses that were profitable and had greater growth potential. As a result of the decision to exit these businesses, we recorded a charge for the loss on disposal of discontinued operations.

On October 27, 2000, we completed the sale of the Distribution Group to an affiliate of The Riverside Company. Our plan with respect to the independent aftermarket engine business was to restructure and return it to profitability prior to finding a buyer. Our restructuring of our independent aftermarket engine business, which

- eliminated our 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers;
- applied lean manufacturing techniques to improve productivity and reduce manufacturing cost; and
- significantly improved product quality to reduce product warranty cost,

was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, we elected to retain our independent aftermarket engine business. As a result of this decision and in accordance with EITF 90-16, "Accounting for Discontinued Operations Subsequently Retained," the results of the remanufactured engines business have been reclassified from discontinued operations to continuing operations for all periods presented.

During 2001, we recorded a charge of $1.0 million related to discontinued operations, net of tax benefits of $0.6 million. This charge included the following on a pre-tax basis: $2.7 million in expense for the increase to the estimated loss on the sale of the Distribution Group, $2.1 million in income for the reversal of the estimated accrued loss on disposal of our independent aftermarket engine business and $1.0 million in expense for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

During the year ended December 31, 2000, we recorded a charge of $94.5 million for the loss on disposal of discontinued operations ($92.8 million for the Distribution Group and $1.7 million for our independent aftermarket engine business), net of income tax benefits of $46.9 million. The charge of $94.5 million included the write-off of goodwill, valuation allowances for specified assets, provisions for anticipated operating losses until disposal and anticipated costs of disposal, including lease terminations, severance, retention and other employee benefits and professional fees. Additionally, the loss from discontinued operations included a loss of $6.4 million, net of income tax benefits of $3.1 million, from the operations of the Distribution Group during the six months ended June 30, 2000, partially offset by $1.6 million of income (net of tax) for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

DRIVETRAIN REMANUFACTURING SEGMENT

The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2001		2000	
Net sales	$266.3	100.0%	$254.3	100.0%
Special charges	$ 2.4	0.9%	$ —	—%
Segment profit	$ 40.0	15.0%	$ 49.0	19.3%

Net Sales. Net sales increased $12.0 million, or 4.7%, to $266.3 million for 2001 from $254.3 million for 2000. This increase was primarily due to an increase in sales of remanufactured transmissions to Ford and Kia and growth in our engine remanufacturing program with Jaguar, partially offset by a decrease in sales of remanufactured transmissions to DaimlerChrysler due to price concessions provided to DaimlerChrysler as a result of their request for supplier participation in DaimlerChrysler's cost reduction initiatives and reduced volume resulting from DaimlerChrysler's inventory reduction initiatives, which reduced their targeted inventories by nearly 50% (from about 13 to 7 weeks). Sales of remanufactured transmissions to General Motors, which increased slightly, were also dampened as a result of their inventory reduction initiatives, which further reduced GM's targeted inventories from about 45 days to 30 days.

Sales to DaimlerChrysler accounted for 35.6% and 42.5% of segment revenues for 2001 and 2000, respectively. Sales to Ford accounted for 47.6% and 40.8% of segment revenues for 2001 and 2000, respectively.

Special Charges. During 2001, we recorded $2.4 million of special charges. The special charges include $1.6 million of severance and related costs primarily associated with the de-layering of certain management functions and $0.8 million of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment.

Segment Profit. Segment profit decreased $9.0 million, or 18.4%, to $40.0 million (15.0% of segment net sales) for 2001 from $49.0 million (19.3% of segment net sales) for 2000. Excluding 2001 special charges of $2.4 million, segment profit decreased $6.6 million, or 13.5%, between the two periods. The decrease was primarily the result of the changes in sales volume, price and mix of remanufactured transmissions as referenced above, combined with production inefficiencies resulting from the impact of DaimlerChrysler's inventory reduction initiatives and project costs related to the re-engineering of our least efficient, highest cost remanufacturing facility, which we believe will drive productivity improvements in the future, partially offset by cost reductions resulting from our Lean and Continuous Improvement program and other cost reduction initiatives.

LOGISTICS SEGMENT

The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2001		2000	
Net sales	$105.2	100.0%	$89.1	100.0%
Special charges	$ 2.4	2.3%	$ —	—%
Segment profit	$ 26.5	25.2%	$17.4	19.5%

Net Sales. Net sales increased $16.1 million, or 18.1%, to $105.2 million for 2001 from $89.1 million for 2000. This increase was primarily attributable to

- an increase in sales for value-added warehouse and distribution services, driven by the growth in the market for cellular phones and services;
- an increase in sales attributable to the two new programs we were awarded in early 2000 by AT&T Wireless covering the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials, which began generating revenue in the second half of 2000;
- an increase in sales to General Motors and Delphi for electronics remanufacturing and logistics support associated with a telematics program that we were awarded in 2001; and
- an increase in sales to Ford for core management services under the new program we were awarded in 2001,

partially offset by a decrease in sales of remanufactured electronic control modules as a result of our exit from that operation. Sales to AT&T Wireless accounted for 65.7% and 59.1% of segment revenues for 2001 and 2000, respectively.

Special Charges. The $2.4 million of special charges recorded during 2001 included the following:

- $1.9 million of costs related to the shut-down of the segment's remanufactured automotive electronic control modules operation including $0.7 million of severance and related costs; $0.6 million related to the write-down of fixed assets; $0.3 million of facility exit and other costs related to the shutdown; $0.2 million related to inventory write-downs; $0.1 million for the write-down of uncollectible accounts receivable balances; and
- $0.5 million of severance and related costs primarily associated with the upgrade of certain management functions within the segment.

Segment Profit. Segment profit increased $9.1 million, or 52.3%, to $26.5 million (25.2% of segment net sales) for 2001 from $17.4 million (19.5% of segment net sales) for 2000. Excluding special charges of $2.4 million recorded in 2001, segment profit increased $11.5 million, or 66.1%, between the two periods. The increase was primarily the result of changes in sales volume and mix as referenced above combined with cost reductions and other productivity improvements resulting from the increased use of automation and the implementation of lean manufacturing concepts, partially offset by an increase in spending in support of our key growth initiatives in the segment.

OTHER

The following table presents net sales, special charges and segment profit (loss) for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2001		2000	
Net sales	**$21.9**	**100.0%**	$ 29.1	100.0%
Special charges	**$ —**	**—%**	$ 32.6	112.0%
Segment profit (loss)	**$ 1.7**	**7.8%**	$(37.5)	(128.9)%

Net Sales. Net sales decreased $7.2 million, or 24.7%, to $21.9 million for 2001 from $29.1 million for 2000. This decrease was attributable to a decline in sales of remanufactured engines, resulting primarily from a change in our distribution method from a branch network to regional distribution centers.

Special Charges. During 2000, we recorded $32.6 million of special charges related to the original decision to discontinue the independent aftermarket engine business. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);
- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

Segment Profit (Loss). Segment profit (loss) increased $6.6 million, to a profit of $1.7 million for 2001 from a loss of $4.9 million before special charges of $32.6 million for 2000. This increase was primarily the result of cost reduction initiatives implemented in the independent aftermarket engine business in the latter part of 2000 and the first half of 2001 including the application of lean manufacturing techniques to improve productivity and reduce manufacturing cost, a change in the distribution method from a branch network to regional distribution centers and a reduction of product warranty expense.

During 2001, we recognized a reduction in cost of goods sold of approximately $0.8 million, primarily associated with the remaining inventory valuation allowances that were established in 2000 related to our original decision to discontinue the independent aftermarket engine business in 2000.

year ended december 31, 2000 compared to year ended december 31, 1999

Income from continuing operations decreased $14.4 million, or 85.7%, to $2.4 million in 2000 from $16.8 million in 1999. During 1999, we recorded pre-tax special charges of $7.3 million, primarily related to initiatives designed to improve operating efficiencies and reduce costs (see "Special Charges" below). Additionally, in 2000, we recorded $32.6 million (pre-tax) of special charges primarily related to the write-off of goodwill and the recording of valuation allowances for specified assets associated with our decision to discontinue our independent aftermarket engine business. This business was subsequently retained (see "Discontinued Operations"). Excluding special charges, income from continuing operations increased $1.5 million, or 7.0%, to $22.8 million for the year ended December 31, 2000 from $21.3 million in 1999. This increase was primarily attributable to a significant increase in revenues in the Logistics segment, partially offset by a decline in revenues in the Drivetrain Remanufacturing segment. Income from continuing operations per diluted share decreased to $0.11 in 2000 from $0.79 in 1999. Excluding special charges, income from continuing operations per diluted share increased $0.07, to $1.08 for the year ended December 31, 2000 from $1.01 in 1999.

Net Sales. Net sales increased $6.9 million, or 1.9%, to $372.5 million in 2000 from $365.6 million in 1999. This increase is attributable to increased sales in our Logistics segment partially offset by a decrease in revenues in the Drivetrain Remanufacturing segment and our independent aftermarket engine business. See "Drivetrain Remanufacturing Segment," "Logistics Segment" and "Other" for a discussion of net sales.

Sales to DaimlerChrysler accounted for 29.6% and 31.6%, Ford accounted for 30.0% and 29.6% and AT&T Wireless accounted for 14.1% and 6.3% of our revenues for the years ended December 31, 2000 and 1999, respectively.

Gross Profit. Gross profit decreased $1.5 million, or 1.3%, to $114.9 million in 2000 from $116.4 million in 1999. Excluding the component of special charges reflected in cost of sales of $9.1 million and $3.0 million in 2000 and 1999, respectively, gross profit increased $4.6 million, or 3.9%, to $124.0 million in 2000 from $119.4 million in 1999. This increase is principally due to increased revenues in the Logistics segment, improved yield and favorable mix of remanufactured transmissions, favorable material variances and the benefit of cost reduction initiatives implemented during 2000 and 1999, partially offset by a decrease in volume in the Drivetrain Remanufacturing segment and our independent aftermarket engine business. As a result, gross profit (excluding special charges) as a percentage of net sales increased to 33.3% from 32.6% between the two periods.

SG&A Expenses. SG&A expenses increased $0.6 million, or 1.1%, to $57.3 million in 2000 from $56.7 million in 1999. The increase is due primarily to an increase in expense supporting increased sales volume and growth initiatives in the Logistics segment, partially offset by a decrease in expense in the Drivetrain Remanufacturing segment and the independent aftermarket engine business. As a percentage of net sales, SG&A expenses decreased slightly to 15.4% in 2000 from 15.5% in 1999.

Amortization of Intangible Assets. Amortization of intangible assets decreased slightly to $5.3 million in 2000 from $5.5 million in 1999, primarily related to the write-off of goodwill associated with the independent aftermarket engine business.

Special Charges. During 2000, we recorded $32.6 million of special charges related to the reorganization of our independent aftermarket engine business. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);
- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

During 1999, we recorded $7.3 million of special charges, of which $3.0 million was included as a component of cost of sales. These charges consisted of $3.3 million of costs associated with the narrowing of the product offering of our independent aftermarket engine business, $2.6 million of severance and other costs related to the reorganization of management functions, $0.8 million of costs to exit a plant within our Drivetrain Remanufacturing segment, and $0.6 million of severance, exit and other costs related to our Logistics segment.

Income from Operations. Principally as a result of the factors described above, income from operations decreased $20.9 million, to $28.9 million in 2000 from $49.8 million in 1999. Excluding the special charges of $32.6 million and $7.3 million recorded in 2000 and 1999, respectively, income from operations increased $4.4 million, to $61.5 million in 2000 from $57.1 million in 1999. As a percentage of net sales, income from operations (excluding special charges) increased to 16.5% from 15.6%, between the two periods.

Interest Expense and Other, Net. Interest expense and other, net increased $1.5 million, or 6.4%, to $24.8 million in 2000 from $23.3 million in 1999. The increase primarily resulted from an overall increase in interest rates in 2000 as compared to 1999. Interest expense of $5.2 million for the year ended December 31, 2000 has been allocated to discontinued operations based on the total consideration received from the sale of the Distribution Group. Interest expense of $3.3 million for the year ended December 31, 1999 has been allocated to the discontinued operations based on the total consideration received from the sale of the Distribution Group less the amount of debt attributable to the acquisition of All Trans (part of the Distribution Group) in the fourth quarter of 1999.

Discontinued Operations. On August 3, 2000, we adopted a plan to discontinue a segment of our business that we referred to as our Independent Aftermarket. This Independent Aftermarket segment consisted of the Distribution Group and the independent aftermarket engine business. We planned to sell the Distribution Group by December 31, 2000 and the independent aftermarket engine business by June 30, 2001. Management believed that the planned exit from these businesses, which provided the opportunity to reduce debt and generated a significant tax shelter, offered a strategic opportunity to focus resources on our businesses that were profitable and had greater growth potential. As a result of the decision to exit these businesses, we recorded a charge for the loss on disposal of discontinued operations.

On October 27, 2000, we completed the sale of the Distribution Group to an affiliate of The Riverside Company. Our plan with respect to the independent aftermarket engine business was to restructure and return it to profitability prior to finding a buyer. Our restructuring of our independent aftermarket engine business, which:

- eliminated our 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers;
- applied lean manufacturing techniques to improve productivity and reduce manufacturing cost; and
- significantly improved product quality to reduce product warranty cost,

was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, we elected to retain our independent aftermarket engine business. As a result of this decision and in accordance with EITF 90-16, "Accounting for Discontinued Operations Subsequently Retained," the results of the remanufactured engines business have been reclassified from discontinued operations to continuing operations for all periods presented.

During the year ended December 31, 2000, we recorded a charge of $94.5 million for the loss on disposal of discontinued operations ($92.8 million for the Distribution Group and $1.7 million for our independent aftermarket engine business), net of income tax benefits of $46.9 million. The charge of $94.5 million included the write-off of goodwill, valuation allowances for specified assets, provisions for anticipated operating losses until disposal and anticipated costs of disposal including lease terminations, severance, retention and other employee benefits and professional fees. Additionally, the loss from discontinued operations included a loss of $6.4 million, net of income tax benefits of $3.1 million, from the operations of the Distribution Group during the six months ended June 30, 2000, partially offset by $1.6 million of income (net of tax) for the reclassification of the operating results of our independent aftermarket engine business from discontinued operations to continuing operations, as required per EITF No. 90-16.

DRIVETRAIN REMANUFACTURING SEGMENT

The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2000		1999	
Net sales	$254.3	100.0%	$268.9	100.0%
Special charges	$ —	—%	$ 1.0	0.4%
Segment profit	$ 49.0	19.3%	$ 50.5	18.8%

Net Sales. Net sales decreased $14.6 million, or 5.4%, to $254.3 million in 2000 from $268.9 million in 1999. The decrease was primarily the result of:

- a decline in shipments of Asian car model remanufactured transmissions due to the termination of an unprofitable contract, delays in the introduction of new model years into the remanufacturing program by OEMs and production disruptions associated with an unsuccessful union organization campaign and management changes;
- a decline in sales of remanufactured transmissions to General Motors due to a reduction of its inventory levels from approximately 26 weeks to seven weeks and the termination of an unprofitable contract;
- a general decline in sales of remanufactured transmissions due to an overall softness in demand resulting from a relatively mild winter in 1999, partially offset by improved yield and one-time rework projects; and
- decreased sales of engines and related parts in the segment's European operations.

Sales to DaimlerChrysler accounted for 29.6% and 31.6% of our revenues (42.5% and 42.0% of segment revenues) in 2000 and 1999, respectively. Sales to Ford accounted for 30.0% and 29.6% of our revenues (40.8% and 36.8% of segment revenues) in 2000 and 1999, respectively.

Special Charges. The Drivetrain Remanufacturing segment recorded $1.0 million of special charges in 1999 relating to severance and plant exit costs.

Segment Profit. Segment profit decreased $1.5 million, or 3.0%, to $49.0 million (19.3% of segment net sales) in 2000 from $50.5 million (18.8% of segment net sales) in 1999. Excluding special charges of $1.0 million in 1999, segment profit would have decreased $2.5 million, or 4.9%, from $51.5 million (19.2% of segment net sales) in 1999. The decrease was primarily the result of the factors impacting sales as described above, partially offset by a reduction in allocated corporate overhead in 2000 as compared to 1999.

LOGISTICS SEGMENT

The following table presents net sales, special charges and segment profit expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2000		1999	
Net sales	$89.1	100.0%	$59.1	100.0%
Special charges	$ —	—%	$ 0.6	1.0%
Segment profit	$17.4	19.5%	$ 7.7	13.0%

Net Sales. Net sales increased $30.0 million, or 50.8%, to $89.1 million in 2000 from $59.1 million in 1999. This increase was primarily attributable to an increase in sales for value-added warehouse and distribution services, driven by the strong growth in the market for cellular phones and services, coupled with the benefit of two new programs we were awarded by AT&T Wireless. These programs cover the packaging and distribution of cell phone accessories and the distribution of point-of-sale and other marketing materials. Sales to AT&T Wireless accounted for 14.1% and 6.3% of our revenues (59.1% and 38.9% of segment revenues) in 2000 and 1999, respectively.

Special Charges. Special charges recorded during 1999 of $0.6 million relate to facility exit costs and other costs related to the electronics business unit.

Segment Profit. Segment profit increased $9.7 million, or 126.0%, to $17.4 million (19.5% of segment net sales) in 2000 from $7.7 million (13.0% of segment net sales) in 1999. Excluding special charges of $0.6 million in 1999, segment profit would have increased $9.1 million, or 109.6%, from $8.3 million (14.0% of segment net sales) in 1999. This increase was primarily the result of the increased sales volume, combined with the benefit of restructuring initiatives implemented in the electronics business unit in late 1999.

OTHER

The following table presents net sales, special charges and segment loss for the independent aftermarket engine business expressed in millions of dollars and as a percentage of net sales:

	Year ended December 31, 2000		1999	
Net sales	$ 29.1	100.0%	$37.5	100.0%
Special charges	$ 32.6	112.0%	$ 3.3	8.8%
Segment loss	$(37.5)	(128.9)%	$ (6.0)	(16.0)%

Net Sales. Net sales decreased $8.4 million, or 22.4%, to $29.1 million for the year ended December 31, 2000 from $37.5 million for the year ended December 31, 1999. This decrease was attributable to a decline in sales of remanufactured engines, primarily resulting from planned cost reduction activities that dramatically reduced the number of SKU's we offered for sale.

Special Charges. During 2000, our independent aftermarket engine business recorded $32.6 million of special charges. These charges included the following:

- $15.6 million for the impairment of goodwill;
- $5.8 million for the write-down of fixed assets to estimated net realizable value;
- $5.4 million for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges);
- $3.8 million for product warranty costs of units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges);
- $0.9 million for the write-down of uncollectible accounts receivable balances; and
- $0.7 million of exit costs and $0.4 million of severance costs for 56 people primarily associated with the shutdown of our branch distribution network.

Our independent aftermarket engine business recorded $3.3 million of special charges during 1999 associated with the narrowing of our product offering.

Segment Loss. Segment loss increased $31.5 million, to $37.5 million for the year ended December 31, 2000 from $6.0 million in 1999. Excluding special charges of $32.6 million and $3.3 million recorded in 2000 and 1999, respectively, segment loss increased $2.2 million to $4.9 million in 2000 from $2.7 million in 1999. This increase is primarily the result of volume reductions resulting from planned cost reduction activities that dramatically reduced the number of SKU's we offered combined with an increase in warranty costs resulting from quality issues that arose prior to the year 2000 and which have been mitigated through the application of lean manufacturing techniques.

liquidity and capital resources

CASH FLOW AND CAPITAL EXPENDITURES

We had total cash and cash equivalents on hand of $0.6 million at December 31, 2001, representing a net decrease in cash and cash equivalents of $1.5 million in 2001. Net cash provided by operating activities from continuing operations was $49.1 million in 2001. Net cash used in investing activities from continuing operations of $14.5 million included $13.5 million of equipment purchases and facility improvements and the $3.7 million net working capital adjustment to the purchase price of the Distribution Group, partially offset by $2.9 million in proceeds from the sale of the preferred stock of the Distribution Group received as partial consideration in the sale of that business.

Net cash used in financing activities of $33.5 million includes net payments of $31.5 million made on our credit facility, $2.3 million of common stock purchased for treasury, $0.9 million of payments on capital lease obligations and $0.5 million in payment of amounts due to sellers of acquired companies, partially offset by $1.9 million of proceeds from the exercise of stock options.

Our capital expenditures from continuing operations in 2001 were $13.5 million, consisting of:

- $5.2 million primarily related to computer systems and machinery and equipment to support growth and productivity initiatives in the Logistics segment;
- $7.6 million for additional transmission remanufacturing and test equipment and other improvements to support increases in productivity and efficiency in a number of our remanufacturing plants within our Drivetrain Remanufacturing segment; and
- $0.7 million primarily related to equipment to support growth in our overall infrastructure.

LIQUIDITY AND CAPITAL RESOURCES - OTHER

For 2002, we have budgeted $20.0 million for capital expenditures to support growth initiatives in our Logistics segment and for remanufacturing equipment to support cost reduction initiatives and capacity expansion in our Drivetrain Remanufacturing segment.

Under the terms of our 1997 acquisition of ATS Remanufacturing (which remanufactures transmissions for General Motors), we are required to make payments to the seller and to other key individuals on each of the first 14 anniversaries of the closing date. Through December 31, 2001, we had made $4.4 million of these payments. Substantially all of the remaining 10 payments, which aggregate to approximately $14.6 million (present value of $13.1 million as of December 31, 2001), are contingent upon the attainment of sales levels by ATS, which we believe have a substantial likelihood of being attained.

FINANCING

On March 8, 2002, we replaced our senior bank credit facility with a new facility. The former facility consisted of a term loan with $29.4 million outstanding at December 31, 2001 and a $100.0 million revolving credit facility with $45.8 million outstanding at December 31, 2001. The prior credit facility was available to finance our working capital requirements, to make future acquisitions and for other general corporate needs, and would have expired in December 2003. Borrowings under the term loan portion of the prior credit facility were payable in quarterly installments through December 31, 2003. At December 31, 2001, $45.8 million of borrowings and $5.0 million in letters of credit were outstanding under the revolving portion of the prior facility.

Amounts advanced under the prior credit facility were secured by substantially all of our assets. The facility contained several covenants, including ones that required us to maintain specified levels of net worth, leverage and cash flow coverage and others that limited our ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments and engage in transactions with our affiliates and affiliates of our subsidiaries. As of December 31, 2001, we were in compliance with such covenants.

Additionally, at December 31, 2001 we had a principal amount of approximately $110.4 million of 12% senior subordinated notes due 2004 outstanding. The indentures under which the senior subordinated notes were issued contain covenants that, among other things, limit our ability to incur additional indebtedness. As of December 31, 2001, we were in compliance with these covenants and believe that we will be able to comply with these covenants in the future.

During 2001, we entered into a revolving credit agreement with HSBC Bank Plc, providing £1.0 million to finance the working capital requirements of our U.K. subsidiary. Amounts advanced are secured by substantially all assets of our U.K. subsidiary. In addition, HSBC Bank may at any time demand repayment of all sums owing. Interest is payable monthly at the HSBC Bank prime lending rate plus 1.50%. As of December 31, 2001, there were no amounts outstanding under this line of credit.

As of December 31, 2001, we had approximately $89 million in federal and state net operating loss carryforwards available as an offset to future taxable income.

FINANCING–SUBSEQUENT EVENTS

PUBLIC OFFERING OF COMMON STOCK

On March 8, 2002, we completed a public offering of 2,760,000 shares of our common stock at a price to the public of $16.50 per share. The net proceeds from the offering, estimated to be approximately $42.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, was used, together with certain borrowings under our new credit facility discussed below, to repay all the indebtedness under our prior bank credit facility on March 8, 2002.

NEW CREDIT AGREEMENT

On February 8, 2002, we executed a credit agreement and a related security agreement in connection with a new credit facility jointly arranged and syndicated by JPMorgan Chase Bank and Credit Suisse First Boston. The new credit facility provides for (i) a $75.0 million, five-year term loan payable in quarterly installments in increasing amounts over the five-year period, (ii) a $95.0 million, six-year term loan payable in quarterly installments over the six-year period (with 95% payable in the sixth year) and an annual excess cash flow sweep and (iii) a $50.0 million, five-year revolving credit facility. The new credit facility also provides for the addition of an optional term loan of up to $100.0 million, subject to certain conditions including the receipt from one or more lenders of the additional commitments that may be requested.

At our election, amounts advanced under the new credit facility will bear interest at either (i) the Alternate Base Rate plus a specified margin or (ii) the Eurodollar Rate plus a specified margin. The Alternate Base Rate is equal to the highest of (a) the lender's prime rate, (b) the lender's base CD rate plus 1.00% or (c) the federal funds effective rate plus 0.50%. The Eurodollar Rate is the rate offered for Eurodollar deposits for one, two, three, six, or, if available by all lenders, nine months as selected by us. The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to quarterly adjustments based on our leverage ratio as of the end of the four fiscal quarters then completed. At March 8, 2002, the closing date of our new credit facility, the margins for the $75.0 million term loan and the $50.0 million revolving facility were 1.25% for Alternate Base Rate loans and 2.25% for Eurodollar Rate loans. For the $95.0 million term loan, the margins were 2.00% for Alternate Base Rate loans and 3.00% for Eurodollar Rate loans as of March 8, 2002. The interest rates for the optional $100.0 million term loan will be determined at the time such loans are provided. Additionally, we are required to pay quarterly in arrears a commitment fee equal to 0.50% per annum of the average daily unused portion of the new credit facility. We must also reimburse the lenders for certain legal and other costs incurred by the lenders, and pay fees on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

Amounts advanced under our new credit facility are guaranteed by all of our domestic subsidiaries and secured by substantially all of our and our subsidiaries' assets. Our new credit facility contains several covenants comparable to those in our prior credit facility. These covenants include ones that require us to maintain specified levels of net worth, leverage and cash flow coverage and others that limit our ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments, enter new businesses and engage in transactions with our affiliates and affiliates of our subsidiaries.

On March 8, 2002, the closing date of our new credit facility, we borrowed $55.0 million under the new facility and used a portion of those proceeds, together with the proceeds from our public stock offering, to repay the entire $82.7 million balance outstanding under our prior credit facility.

REDEMPTION OF 12% SENIOR SUBORDINATED NOTES

On March 8, 2002, we called all of our 12% senior subordinated notes due 2004 for redemption. Our senior subordinated notes, which had a face amount outstanding as of March 8, 2002 of approximately $110.4 million, will be redeemed at a premium of 102% plus accrued and unpaid interest on or about April 8, 2002. The redemption will be funded by the remainder of the borrowings made under our new credit facility.

EXTRAORDINARY ITEMS

We expect to incur an extraordinary charge of approximately $3.3 million for the write-off of previously capitalized debt issuance costs, a call premium and fees in connection with the replacement of our previous credit facility and the retirement of our senior subordinated notes. However, we expect to realize annual savings of approximately $7.7 million in interest expense as a result of the redemption of the senior subordinated notes.

impact of new accounting standards

In June 2001, the Financial Accounting Standards Board issued SFAS No.141, "Business Combinations," and No.142, "Goodwill and Other Intangible Assets."

SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No.141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. We are required to adopt SFAS No. 141 effective January 1, 2002. The initial adoption of SFAS No.141 is not expected to have a significant effect on the Company's results of operations or its financial position.

SFAS No.142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under specified conditions) for impairment in accordance with SFAS No.142. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No.121. We are required to adopt SFAS No.142 effective January 1, 2002. The effect of not amortizing goodwill is expected to result in an increase to income from operations in fiscal 2002 of approximately $5.0 million. The adoption of the impairment provisions of SFAS No.142 is not expected to have a significant effect on the Company's results of operations or its financial position.

quantitative and qualitative disclosures about market risk

Derivative Financial Instruments. We do not hold or issue derivative financial instruments for trading purposes. We use derivative financial instruments to manage our exposure to fluctuations in interest rates. Neither the aggregate value of these derivative financial instruments nor the market risk posed by them is material to our business. We use interest rate swaps to convert variable rate debt to fixed rate debt to reduce volatility risk. For additional discussion regarding our use of such instruments, see "Notes to Consolidated Financial Statements" – Note 13.

Interest Rate Exposure. Based on our overall interest rate exposure during the year ended December 31, 2001 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rates would not materially affect our consolidated financial positions, results of operations or cash flows. Interest rate movements of 10% would not have a material effect on our financial position, results of operations or cash flows.

Foreign Exchange Exposure. We have one foreign operation that exposes us to translation risk when the local currency financial statements are translated to U.S. dollars. Since changes in translation risk are reported as adjustments to stockholders' equity, a 10% change in the foreign exchange rate would not have a material effect on our financial position, results of operations or cash flows.

inflation; lack of seasonality

Although we are subject to the effects of changing prices, the impact of inflation has not been a significant factor in results of operations for the periods presented. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase our costs in the future. Historically, there has been little aggregate seasonal fluctuation in our business.

environmental matters

See "Notes to Consolidated Financial Statements" – Note 16 for a discussion of environmental matters relating to us.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

to the stockholders and board of directors aftermarket technology corp.

We have audited the accompanying consolidated balance sheets of Aftermarket Technology Corp. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aftermarket Technology Corp. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Chicago, Illinois
February 2, 2002
(except for Note 21, as to which the date is March 8, 2002)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	For the years ended December 31, 2001	2000	1999
Net sales	**$393,381**	$372,493	$365,563
Cost of sales	**255,360**	248,438	246,224
Special charges	**216**	9,134	2,965
Gross profit	**137,805**	114,921	116,374
Selling, general and administrative expense	**59,939**	57,331	56,736
Amortization of intangible assets	**5,028**	5,255	5,527
Special charges	**5,114**	23,450	4,345
Income from operations	**67,724**	28,885	49,766
Interest income	**1,524**	234	—
Other income (expense), net	**787**	(60)	312
Minority interest in losses	**(33)**	—	—
Interest expense	**(22,377)**	(24,770)	(23,563)
Income from continuing operations, before income taxes	**47,625**	4,289	26,515
Income tax expense	**18,098**	1,883	9,739
Income from continuing operations	**29,527**	2,406	16,776
Loss from discontinued operations, net of income taxes	**(959)**	(99,289)	(9,969)
Net income (loss)	**$ 28,568**	$ (96,883)	$ 6,807
Per common share – basic:			
Income from continuing operations	**$ 1.44**	$ 0.12	$ 0.82
Loss from discontinued operations	**(0.05)**	(4.81)	(0.49)
Net income (loss)	**$ 1.39**	$ (4.69)	$ 0.33
Per common share – diluted:			
Income from continuing operations	**$ 1.40**	$ 0.11	$ 0.79
Loss from discontinued operations	**(0.04)**	(4.69)	(0.47)
Net income (loss)	**$ 1.36**	$ (4.58)	$ 0.32

See accompanying notes.

FR

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)	December 31, 2001	2000
assets		
Current Assets:		
Cash and cash equivalents	**$ 555**	$ 2,035
Accounts receivable, net	**55,816**	61,576
Inventories	**68,970**	55,479
Prepaid and other assets	**5,305**	5,331
Refundable income taxes	**—**	2,730
Deferred income taxes	**26,508**	31,904
Total current assets	**157,154**	159,055
Property, plant and equipment, net	**52,577**	46,276
Debt issuance costs, net	**3,008**	4,175
Cost in excess of net assets acquired, net	**169,194**	174,833
Deferred income taxes	**5,590**	12,852
Other assets	**9,335**	10,308
Total assets	**$396,858**	$407,499

(In thousands, except share and per share data)	December 31, 2001	2000
liabilities and stockholders' equity		
Current Liabilities:		
Accounts payable	$ 42,507	$ 54,215
Accrued expenses	39,096	34,011
Income taxes payable	2,622	—
Credit facility	14,700	14,700
Capital lease obligation	1,121	—
Amounts due to sellers of acquired companies	2,450	2,672
Deferred compensation	1,958	—
Liabilities of discontinued operations	1,375	8,125
Total current liabilities	105,829	113,723
12% Series B and D Senior Subordinated Notes	110,852	111,033
Amount drawn on credit facility, less current portion	60,500	92,000
Amounts due to sellers of acquired companies, less current portion	7,269	6,931
Deferred compensation, less current portion	1,400	3,125
Capital lease obligation, less current portion	897	175
Other long-term liabilities	776	273
Stockholders' Equity:		
Preferred stock, $.01 par value; shares authorized – 2,000,000; none issued	—	—
Common stock, $.01 par value; shares authorized – 30,000,000; Issued – 21,446,396 and 20,923,510 (including shares held in treasury)	214	209
Additional paid-in capital	141,298	136,882
Accumulated deficit	(25,832)	(54,400)
Accumulated other comprehensive loss	(2,008)	(458)
Common stock held in treasury, at cost (611,337 and 172,000 shares)	(4,337)	(1,994)
Total stockholders' equity	109,335	80,239
Total liabilities and stockholders' equity	$396,858	$407,499

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the years ended December 31, 2001	2000	1999
operating activities:			
Net income (loss)	**$ 28,568**	$(96,883)	$ 6,807
Net loss from discontinued operations	**959**	99,289	9,969
Income from continuing operations	**29,527**	2,406	16,776
Adjustments to reconcile income from continuing operations to net cash provided by operating activities – continuing operations:			
Asset impairment loss	**—**	27,626	—
Depreciation and amortization	**14,019**	12,991	13,300
Amortization of debt issuance costs	**1,354**	1,238	978
Adjustments to provision for losses on accounts receivable	**(91)**	348	206
Loss on sale of equipment	**150**	144	19
Gain on sale of preferred stock received from sale of a business	**(931)**	—	—
Deferred income taxes	**12,667**	13,386	(2,577)
Changes in operating assets and liabilities, net of businesses acquired or discontinued/sold:			
Accounts receivable	**5,724**	(11,848)	4,661
Inventories	**(13,590)**	(7,950)	(162)
Prepaid and other assets	**2,059**	(4,563)	11,529
Accounts payable and accrued expenses	**(1,781)**	9,715	9,677
Net cash provided by operating activities – continuing operations	**49,107**	43,493	54,407
Net cash used in operating activities – discontinued operations	**(2,798)**	(13,667)	(24,313)
investing activities:			
Purchases of property, plant and equipment	**(13,516)**	(11,682)	(10,072)
Investment of minority interest in a joint venture	**(182)**	—	—
Proceeds (refund of proceeds) from sale of businesses	**(3,675)**	60,079	3,808
Proceeds from sale of preferred stock received from sale of a business	**2,860**	—	—
Proceeds from sale of equipment	**61**	103	164
Net cash provided by (used in) investing activities – continuing operations	**(14,452)**	48,500	(6,100)
Net cash used in investing activities – discontinued operations	**—**	(2,700)	(54,031)

(In thousands)	For the years ended December 31, 2001	2000	1999
financing activities:			
Borrowings (payments) on credit facility, net	(31,500)	(79,859)	48,209
Payments on bank line of credit, net	—	(543)	(1,541)
Payment of debt issuance costs	(201)	(144)	(1,274)
Payments on capital lease obligation	(875)	(65)	(27)
Proceeds from exercise of stock options	1,908	434	625
Purchase of common stock for treasury	(2,343)	—	—
Payments on amounts due to sellers of acquired companies	(486)	(1,173)	(8,098)
Payments of deferred compensation related to acquired company	—	(700)	—
Net cash provided by (used in) financing activities	(33,497)	(82,050)	37,894
Effect of exchange rate changes on cash and cash equivalents	160	(10)	32
Increase (decrease) in cash and cash equivalents	(1,480)	(6,434)	7,889
Cash and cash equivalents at beginning of year	2,035	8,469	580
Cash and cash equivalents at end of year	$ 555	$ 2,035	$ 8,469
Cash paid (refunded) during the year for:			
Interest	$ 20,100	$ 29,203	$25,166
Income taxes, net	(2,131)	3,856	(6,426)
Supplemental disclosures of non-cash activity:			
Debt issued for capital lease obligation	2,711	—	230
Sale of business – note and preferred stock received	—	10,294	—

See accompanying notes.

FR

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Total
Balance at January 1, 1999	$ —	$204	$135,104	$ 35,676	$(979)	$(1,994)	$168,011
Issuance of 200,996 shares of common stock from exercise of stock options	—	2	790	—	—	—	792
Net income	—	—	—	6,807	—	—	6,807
Translation adjustments	—	—	—	—	534	—	534
Comprehensive income							7,341
Balance at December 31, 1999	—	206	135,894	42,483	(445)	(1,994)	176,144
Issuance of 196,528 shares of common stock from exercise of stock options	—	2	989	—	—	—	991
Issuance of 114,218 shares of common stock from exercise of stock warrants	—	1	(1)	—	—	—	—
Net loss	—	—	—	(96,883)	—	—	(96,883)
Translation adjustments	—	—	—	—	(13)	—	(13)
Comprehensive loss							(96,896)
Balance at December 31, 2000	—	209	136,882	(54,400)	(458)	(1,994)	80,239

(In thousands, except share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Total
Balance at December 31, 2000	—	209	136,882	(54,400)	(458)	(1,994)	80,239
Issuance of 340,965 shares of common stock from exercise of stock options	—	3	4,418	—	—	—	4,421
Issuance of 181,921 shares of common stock from exercise of stock warrants	—	2	(2)	—	—	—	—
Purchase of 439,337 shares of common stock for treasury	—	—	—	—	—	(2,343)	(2,343)
Net income	—	—	—	28,568	—	—	28,568
Derivative financial instruments	—	—	—	—	(419)	—	(419)
Translation adjustments	—	—	—	—	(1,131)	—	(1,131)
Comprehensive income							27,018
Balance at December 31, 2001	$ —	$214	$141,298	$(25,832)	$(2,008)	$(4,337)	$109,335

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

note 1
the company

The Company has two reportable segments in continuing operations: *the Drivetrain Remanufacturing segment and the Logistics segment*. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign Original Equipment Manufacturers ("OEMs"), primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics *segment is comprised of three operating units: (i) a provider of value-added* warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's Engines business unit, which is not a reportable segment and shown as "Other," remanufactures and distributes domestic and foreign engines from four regional distribution centers primarily to independent *aftermarket customers. Established in 1994, the Company maintains manu*facturing facilities and logistics operations in the United States and a manufacturing facility in the United Kingdom.

note 2
summary of significant accounting policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of new and used transmission parts, cores and finished goods. Consideration is given to deterioration, obsolescence and other factors in evaluating the estimated market value of inventory based upon management's judgment and available information.

Property, Plant and Equipment. Property, plant and equipment, including amounts capitalized under capital leases, are stated at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes, as follows: three to ten years for machinery and equipment, three to six years for autos and trucks, three to ten years for furniture and fixtures and up to 49 years for buildings and leasehold improvements. Depreciation and amortization expense was $8,991, $7,737 and $7,850 for the years ended December 31, 2001, 2000 and 1999, respectively.

Internal Use Computer Software. The Company accounts for these costs in accordance with the provisions of Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, the Company expenses costs incurred in the preliminary stage and, thereafter, capitalizes costs incurred in developing or obtaining internal use software and Web site development. Such capitalized costs are included in property, plant and equipment and are amortized over a period of not more than five years.

Foreign Currency Translation. The functional currency for the Company's foreign operations is the applicable local currency. Accordingly, all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, and income statement amounts have been translated using the average exchange rates for the year. The translation adjustments resulting from the changes in exchange rates have been reported separately as a component of stockholders' equity. The effects of transaction gains and losses, which were reported in income, were not material for the periods presented.

Debt Issuance Costs. Debt issuance costs incurred in connection with the sale of the Senior Notes (see Note 9) and the Old Credit Facility (see Note 8) are being amortized over the life of the respective debt using a method which approximates the interest method. Debt issuance costs are reflected net of accumulated amortization of $5,962 and $4,608 at December 31, 2001 and 2000, respectively.

Cost in Excess of Net Assets Acquired. The excess of cost over the fair market value of the net assets of businesses acquired (goodwill) is amortized on a straight-line basis over 40 years. Cost in excess of net assets acquired is reflected net of accumulated amortization of $27,961 and $22,999 at December 31, 2001 and 2000, respectively. See "New Accounting Standards" below.

Other Assets – Long Term. As part of the proceeds from the sale of the ATC Distribution Group, Inc. ("Distribution Group") (see Note 3), the Company received from the buyer (i) Series B preferred stock valued by the Company at $1,929 (stated value of $8,650 net of a valuation allowance of $6,721) and (ii) an 18% senior subordinated promissory note dated October 27, 2000 ("18% Buyer Note") with a principal amount of $10,050 and a discounted value of $8,365. The 18% Buyer Note, which matures on October 28, 2005, bears interest at (i) 15% per annum compounded semi-annually due and payable in arrears semi-annually on April 27 and October 27 of each year or until the principal amount is paid in full and (ii) 3% per annum compounded semi-annually due and payable in full at the earlier of the maturity date or the date on which the principal amount is paid in full. During the years ended December 31, 2001 and 2000, $1,515 and $228 of interest income was recorded on the 18% Buyer Note, respectively. The 18% Buyer Note is classified as a part of other assets in the accompanying balance sheet. During 2001, the Company sold the Series B preferred stock to the buyer for proceeds of $2,860, and recorded a gain of $931 on the sale of the stock.

Impairment of Long-Lived and Intangible Assets. Long-lived assets and identifiable intangibles (including related cost in excess of net assets acquired) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of accounts receivable from its customers including DaimlerChrysler, Ford, General Motors and AT&T Wireless Services, which are located throughout the United States and, to a lesser extent, the United Kingdom. The credit risk associated with the Company's accounts receivable is mitigated by its credit evaluation process, although collateral is not required. The Company grants credit to certain customers who meet pre-established credit requirements.

Accounts receivable is reflected net of an allowance for doubtful accounts of $1,207 and $1,624 at December 31, 2001 and 2000, respectively.

Revenue Recognition. Revenues are recognized at the time of shipment to the customer, which is generally when title passes or as services are performed.

Warranty Cost Recognition. The Company accrues for estimated warranty costs as sales are made.

Stock-Based Compensation. The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock options granted to employees and directors. Accordingly, employee and director compensation expense is recognized only for those options whose price is less than fair market value at the measurement date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No.123, "Accounting for Stock-Based Compensation."

New Accounting Standards. In June 2001, the Financial Accounting Standards Board issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets."

SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No.141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. The Company is required to adopt SFAS No.141 effective January 1, 2002. The initial adoption of SFAS No.141 is not expected to have a significant effect on the Company's results of operations or its financial position.

SFAS No.142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with SFAS No.142. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No.121. The Company is required to adopt SFAS No.142 effective January 1, 2002. The effect of not amortizing goodwill is expected to result in an increase to income from operations in fiscal 2002 of approximately $5.0 million. The adoption of the impairment provisions of SFAS No.142 is not expected to have a significant effect on the Company's results of operations or its financial position.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

note 3
discontinued independent aftermarket segment

On August 3, 2000, the Company adopted a plan to discontinue the Independent Aftermarket segments of its business, which contained (i) the Distribution Group, a distributor of remanufactured transmissions and related drivetrain components to independent aftermarket customers, and (ii) the Company's domestic remanufactured engines business ("Engines") which remanufactured and distributed engines primarily through a branch distribution network to independent aftermarket customers. In accordance with SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," the Company had aggregated the Distribution Group and Engines segments. Because the measurement date for discontinuance of the Independent Aftermarket segments (the "Measurement Date") occurred prior to issuance of the Company's June 30, 2000 interim financial statements, the discontinued operations presentation was first shown on those second quarter and year-to-date condensed interim financial statements. At the Measurement Date, the Company planned to sell the Distribution Group by December 31, 2000 and planned to restructure Engines, return it to profitability and position it for sale by June 30, 2001.

SALE OF THE DISTRIBUTION GROUP

On October 27, 2000, the Company consummated the sale of all the outstanding capital stock of the Distribution Group to ATCDG Acquisition Corp., Inc. ("Buyer"), an indirect wholly owned subsidiary of Aceomatic-Recon Holdings Corporation, which is an affiliate of The Riverside Company. The purchase price for the stock of the Distribution Group was comprised of $60,079 in cash (as calculated on October 27, 2000), Series B preferred stock of Buyer valued by the Company at $1,929 (stated value of $8,650 net of a valuation allowance of $6,721) and an 18% senior subordinated promissory note of Buyer with a principal amount of $10,050 and a discounted value of $8,365. The cash purchase price was subject to an increase or decrease if it was determined that the Distribution Group's net working capital as of the closing date was above or below a specified target amount. On June 29, 2001, Buyer and the Company agreed upon the Distribution Group's actual net working capital as of the closing date. As a result, the purchase price for the sale of the Distribution Group was reduced by $3,675.

DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED

The Company's restructuring of Engines, which (i) eliminated its 21 branch distribution network and replaced it with a business model that sells and distributes remanufactured engines directly to independent aftermarket customers on an overnight delivery basis from four regional distribution centers, (ii) applied lean manufacturing techniques to improve productivity and reduce manufacturing cost and (iii) significantly improved product quality to reduce product warranty cost, was successful in returning this business to profitability. However, efforts to identify an interested buyer placing sufficient value on this business were unsuccessful. Consequently, on June 25, 2001, the Company elected to retain Engines.

As a result of this decision and in accordance with Emerging Issues Task Force ("EITF") No.90-16, "Accounting for Discontinued Operations Subsequently Retained," the Company has reclassified the results of operations for Engines from discontinued operations to continuing operations for all periods presented.

At June 30, 2001, the date the Company reported the recontinuance of Engines, and December 31, 2000, the net assets of Engines were as follows:

	June 30, 2001	December 31, 2000
Accounts receivable, net	$ 3,650	$ 2,952
Inventories	10,723	11,966
Other current assets	313	355
Property, plant and equipment, net	1,981	2,206
Other long-term assets	261	—
Accounts payable	(2,401)	(52)
Accrued expenses	(4,527)	(7,427)
Net Assets	$10,000	$10,000

For the years ended December 31, 2001, 2000 and 1999, selected operating results of Engines were as follows:

	For the years ended December 31,		
	2001	2000	1999
Net sales	**$21,868**	$ 29,136	$37,539
Special charges	—	32,584	3,333
Income (loss) from operations	**1,694**	(37,537)	(5,973)
Income (loss) from continuing operations	**777**	(24,040)	(4,288)

At June 30, 2001, the date the Company reported the recontinuance of Engines, the Company reclassified $32,584 (see Note 19) of expense for the period ended June 30, 2000 related to Engines from loss on discontinued operations to special charges, including (i) $3,783 of product warranty costs for units remanufactured and sold prior to 2000, (ii) $1,175 of restructuring charges and (iii) a loss of $27,626 related to the impairment and write-down of certain assets to their estimated net realizable value which included the following components:

Impairment of cost in excess of net assets acquired	$15,614
Impairment of fixed assets	5,790
Write-down of inventory	5,351
Write-down of uncollectible accounts receivable balances	871
	$27,626

DISCONTINUED OPERATIONS

On the Measurement Date, the Company estimated a pre-tax loss on disposal of the Independent Aftermarket segments of $174,013. As a result of the Company's decision to retain Engines, the Company reclassified the Engines operating loss of $32,584 from discontinued operations to continuing operations as of June 30, 2000. As adjusted for the Engines reclass of $32,584, the estimated pre-tax loss of $141,429 for disposal of discontinued operations included the following: (i) estimated loss on disposal of the Distribution Group business of $138,823, which included a provision for anticipated losses of $10,779 from the Measurement Date until disposal, the write-off of previously allocated goodwill, provisions for the valuation of certain assets, and anticipated costs of disposal including lease terminations, severance, retention and other employee benefits, professional fees and other costs directly associated with the discontinuance; and (ii) estimated provision for loss on disposal of Engines of $2,606.

During 2001, based upon (i) the $3,675 net working capital adjustment to the purchase price, (ii) the actual operating results of the Distribution Group between the Measurement Date and disposal and (iii) the current estimate of the remaining obligations and other costs related to the sale of the Distribution Group, the Company increased the estimated pre-tax loss on disposal by $2,710. Additionally, on June 30, 2001, in accordance with EITF No. 90-16, the Company reversed into income $2,113, the remaining estimated accrued loss on disposal of Engines.

The estimated loss on the sale of the Distribution Group and the actual losses from discontinued operations incurred since the Measurement Date were applied against the accrued loss established effective with the Measurement Date. The accrual balance as of December 31, 2001 and 2000 of $1,375 and $8,125, respectively, classified as liabilities of discontinued operations, represents the estimate of the remaining obligations and other costs related to the sale of the Distribution Group.

The consolidated statements of operations have been reclassified to report the operating results of the Distribution Group business as discontinued operations and, accordingly, such results have been excluded from continuing operations for all periods presented. Net sales from the Distribution Group business were $172,814 and $199,402 for the years ended December 31, 2000 and 1999, respectively. Interest expense for the year ended December 31, 2000 of $5,188 has been allocated to the discontinued operations based on the actual consideration received from the sale of the Distribution Group. Interest expense for the year ended December 31, 1999 of $3,332 has been allocated to the discontinued operations based on the actual consideration received from the sale of the Distribution Group, less the amount of debt attributable to the acquisition of All Trans (part of the Distribution Group) in the fourth quarter of 1999.

Details of the loss recorded from discontinued operations, net of the reclassification of the Engines discontinued operations to continuing operations, are as follows:

	For the years ended December 31,		
	2001	2000	1999
Loss from operations	$ —	$ 9,429	$15,563
Income tax benefit	—	(3,061)	(5,594)
Loss from operations, net of income taxes	—	6,368	9,969
Estimated loss from disposal	**597**	141,429	—
Reclassification of discontinued operations to continuing operations [1]	**961**	(2,403)	—
Income tax benefit	**(599)**	(46,105)	—
Loss from disposal (net), net of income taxes	**959**	92,921	—
Loss from discontinued operations (net), net of income taxes	**$ 959**	$ 99,289	$ 9,969

[1] Represents the reclassification of the operating results for Engines from discontinued operations to continuing operations as required per EITF No. 90-16.

note 4 related-party transactions

At December 31, 2001 and 2000, amounts due to sellers of acquired companies and deferred compensation consist of additional purchase price payable to former owners and certain officers and employees of ATS Remanufacturing ("ATS"), acquired in 1997. The ATS acquisition requires subsequent payments due on each of the first eight anniversaries and the fifth through 14th anniversaries of the closing date to the seller and certain other key officers and employees of ATS, respectively. Through December 31, 2001, the Company had made aggregate payments of $4,410 related to the ATS acquisition. Substantially all of the remaining payments to be made in the future, which will aggregate to approximately $14,560 (present value $13,077 as of December 31, 2001), are contingent upon the attainment of certain sales levels by ATS, which the Company believes has a substantial likelihood of being attained. Amounts are payable through 2011.

During 1999, the Company received fees totaling $1,229 from The Fred Jones Companies, Inc., the former owner of Autocraft, for computer systems support services provided by the Company. In addition, during 1999, the Company sold $63 of products to certain automobile dealerships owned by a limited liability company in which The Fred Jones Companies has a significant equity interest. Fred Hall, a former director of the Company, is Chairman, President, Chief Executive Officer and a significant stockholder of The Fred Jones Companies. Since 1999, the Company continued to have transactions with The Fred Jones Companies, Inc., but it is no longer considered a related party as Fred Hall left his position on the Board of Directors of the Company during 1999.

Aurora Capital Partners ("ACP"), which controls the Company's largest stockholders, charged to the Company $750 and $800 in fees for investment banking services provided in connection with companies acquired or divested in 2000 and 1999, respectively. The amounts charged by ACP in 2000 and 1999 were associated with the Distribution Group and are presented as discontinued operations in the accompanying financial statements. No such amounts were charged to the Company in 2001. In addition, ACP was paid management fees of $549, $549 and $596 in 2001, 2000 and 1999, respectively. The Company reimburses ACP for out-of-pocket expenses incurred in connection with providing management services. ACP is also entitled to various additional fees depending on the Company's profitability or certain significant corporate transactions. No such additional fees were paid in 2001, 2000 or 1999.

As part of the stock purchase agreement between the Company and the Buyer of the Distribution Group, the Company received fees for information systems services provided to Buyer. The Company received $255 and $11 for such services during the year ended December 31, 2001 and 2000, respectively. The information systems service agreement between the Company and the Buyer expired on March 31, 2001. In addition, pursuant to the 18% Buyer Note, interest of $1,508 was received by the Company during the year ended December 31, 2001.

note 5
inventories

Inventories of continuing operations consist of the following:

	December 31, 2001	December 31, 2000
Raw materials, including core inventories	**$50,851**	$44,432
Work-in-process	**1,342**	1,650
Finished goods	**16,777**	9,397
	$68,970	$55,479

note 6
property, plant and equipment

Property, plant and equipment of continuing operations are summarized as follows:

	December 31, 2001	December 31, 2000
Land	$ 2,036	$ 2,029
Buildings	10,721	10,616
Machinery and equipment	52,495	44,072
Autos and trucks	1,293	1,325
Furniture and fixtures	2,472	2,641
Leasehold improvements	12,063	10,712
Construction in process	4,282	754
	85,362	72,149
Less: Accumulated depreciation and amortization	(32,785)	(25,873)
	$ 52,577	$ 46,276

Assets recorded under capital leases are included in property, plant and equipment as follows:

	December 31, 2001	December 31, 2000
Machinery and equipment	$2,354	$ 296
Less: Accumulated depreciation and amortization	(409)	(158)
	$1,945	$ 138

note 7
accrued expenses

Accrued expenses of continuing operations are summarized as follows:

	December 31, 2001	December 31, 2000
Payroll and related costs	$10,187	$10,782
Interest payable	6,161	5,818
Non-income related taxes	2,760	2,851
Warranty	4,830	3,474
Restructuring and other costs	3,915	3,752
Other	11,243	7,334
	$39,096	$34,011

note 8
credit facility

At December 31,2001, the Company had a credit facility with J.P. Morgan Chase, as agent (the "Bank"), comprised of a $130,000 term loan (the "Term Loan") and a $100,000 line of credit (the "Revolver") (collectively, the "Old Credit Facility") to finance the Company's working capital requirements and future acquisitions (see Note 21 for a description of the new credit facility). Amounts advanced under the Old Credit Facility are secured by substantially all assets of the Company. Amounts outstanding under the Term Loan are payable in quarterly installments through December 31, 2003. Amounts advanced under the Revolver become due on December 31, 2003. The balance outstanding on the Term Loan as of December 31, 2001 and 2000 was $29,400 and $44,100, respectively. The Company may prepay outstanding advances under the Revolver or the Term Loan in whole or in part without incurring any premium or penalty. The balance on the Revolver was $45,800 and $62,600 as of December 31, 2001 and 2000, respectively. In addition, the Company had outstanding letters of credit issued against the Old Credit Facility totaling $5,014 and $4,219 as of December 31, 2001 and 2000, respectively.

At the Company's election, amounts advanced under the Old Credit Facility will bear interest at either (i) the Alternate Base Rate plus a specified margin, or (ii) the Eurodollar Rate plus a specified margin. The "Alternate Base Rate" is equal to the highest of (a) the Bank's prime rate, (b) the secondary market rate for three-month certificates of deposit plus 1.00% and (c) the federal funds rate plus 0.50%, in each case as in effect from time to time. The "Eurodollar Rate" is the rate offered by the Bank for Eurodollar deposits for one, two, three, six or, if available by all lenders, nine months (as selected by the Company). The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. At December 31, 2001 and 2000, the Alternate Base Rate margin was 0.25% and 1.00%, respectively, and the Eurodollar Rate margin was 1.75% and 2.00%, respectively. Interest payments on advances that bear interest based upon the Alternate Base Rate are due quarterly in arrears and on the termination date, and interest payments on advances that bear interest based upon the Eurodollar Rate are due on the last day of each relevant interest period (or, if such period exceeds three months, quarterly after the first day of such period). The average interest rate on the Old Credit Facility for the years ended December 31, 2001, 2000 and 1999 was 6.63%, 8.75% and 7.70%, respectively.

The Company is required to pay the Bank quarterly in arrears a commitment fee equal to a per annum percentage of the average daily unused portion of the Old Credit Facility during such quarter. The commitment is subject to a quarterly adjustment based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. At December 31, 2001 and 2000, the quarterly commitment fee percentage was 0.375% and 0.500%, respectively. The Company must also reimburse the Bank for certain legal and other costs of the Bank and pay a fee on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

The Old Credit Facility contains several covenants, including ones that require the Company to maintain certain levels of net worth, leverage and cash flow coverage, and others that limit the Company's ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments and engage in transactions with affiliates of the Company and its subsidiaries.

Annual maturities of the Company's Old Credit Facility are as follows as of December 31, 2001:

2002	$14,700
2003	60,500
	$75,200

note 9
12% series B and D senior subordinated notes

The Company has outstanding 12% Series B and D Senior Subordinated Notes (the "Senior Notes") in the aggregate principal amount of $110,385 (see Note 21.) Interest on the Senior Notes is payable semiannually on February 1 and August 1 of each year. The Senior Notes will mature on August 1, 2004. Beginning on August 1, 1999, and each anniversary date thereafter, the Senior Notes may be redeemed at the option of the Company, in whole or in part, at the redemption prices specified below, plus accrued and unpaid interest:

August 1,	Redemption Price
2001	102%
2002 and thereafter	100

In the event of a change in control, the Company would be required to offer to repurchase the Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

The Senior Notes are general obligations of the Company, subordinated in right of payment to all existing and future senior debt (including the Company's Old Credit Facility). The Senior Notes are guaranteed by each of the Company's existing and future subsidiaries other than any subsidiary designated as an unrestricted subsidiary (as defined). As of December 31, 2001, the Company had no unrestricted subsidiaries. The Company may incur additional indebtedness, including borrowings under its Old Credit Facility (see Note 8), subject to certain limitations as contained in the Senior Notes indentures.

The indentures under which the Senior Notes were issued contain certain covenants that, among other things, limit the Company's ability to incur additional indebtedness under certain conditions, issue disqualified capital stock, engage in transactions with affiliates, incur liens, make certain restricted payments (including dividends), make certain asset sales and permit certain restrictions on the ability of its subsidiaries to make distributions.

note 10
income taxes

Income tax expense (benefit) from continuing operations consists of the following:

	For the years ended December 31,		
	2001	2000	1999
Current:			
Federal	**$ 1,835**	$ (819)	$7,844
State	**1,196**	185	782
Foreign	**81**	70	—
Total current	**3,112**	(564)	8,626
Deferred:			
Federal	**14,066**	2,486	1,550
State	**671**	13	(4)
Foreign	**249**	(52)	(433)
Total deferred	**14,986**	2,447	1,113
	$18,098	$1,883	$9,739

In addition, the Company has recognized tax benefits related to the exercise of certain non-qualified stock options and the disposition of certain shares pursuant to Incentive Stock Options prior to the expiration of the statutory holding period as an increase in stockholders' equity of $1,070, $411 and $64 for the years ended December 31, 2001, 2000 and 1999, respectively.

The reconciliation of income tax expense computed at the U.S. federal statutory tax rates to income tax expense from continuing operations is as follows:

	For the years ended December 31, 2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates	**$16,670**	**35.0%**	$1,501	35.0%	$9,280	35.0%
State income taxes, net of federal tax benefit	**1,477**	**3.1**	103	2.4	758	2.9
Foreign income taxes	**(130)**	**(0.3)**	(495)	(11.5)	(740)	(2.8)
Nondeductible goodwill amortization	**236**	**0.5**	232	5.4	235	0.9
Nondeductible expenses	**131**	**0.3**	503	11.7	61	0.2
Other	**(286)**	**(0.6)**	39	0.9	145	0.5
	$18,098	**38.0%**	$1,883	43.9%	$9,739	36.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2001	2000
Deferred tax assets:		
Inventory obsolescence reserve	**$ 868**	$ 464
Property, plant and equipment	**94**	—
Product warranty accruals	**1,970**	1,538
Special charge accruals	**2,421**	2,030
Other accruals and deferrals	**3,119**	2,889
Discontinued operations reserve	**524**	12,254
AMT credit carryforward	**739**	—
Net operating losses (excluding valuation allowance)	**42,042**	49,186
Total deferred tax assets	**51,777**	68,361
Deferred tax liabilities:		
Amortization of intangible assets	**9,720**	12,485
Property, plant and equipment	**—**	1,388
Other accruals and deferrals	**867**	545
Total deferred tax liabilities	**10,587**	14,418
Valuation allowance	**(9,092)**	(9,187)
Net deferred tax asset	**$32,098**	$44,756

As of December 31, 2001, the Company had Federal and State loss carryforwards of approximately $89,249. These loss carryforwards are available as an offset to the future taxable income of the Company and its subsidiaries. The Federal loss carryforward expires in 2020, and the state loss carryforwards expire in varying amounts from 2004 to 2021. The Company also has Alternative Minimum Tax ("AMT") credit carryforwards of approximately $739 available to offset regular income tax payable in future years. The Company, through its subsidiary in the U.K., has surplus Advance Corporate Tax ("ACT") of approximately $325 available as a direct offset to future U.K. tax liability. The Company's AMT and surplus ACT can be carried over indefinitely.

A valuation allowance has been established for the tax benefits associated with certain state loss carryforwards because, due to the limitations imposed by certain states on the Company's ability to utilize these benefits, realization is not deemed likely. A valuation allowance has also been established for certain foreign tax benefits due to similar limitations imposed by the foreign tax jurisdiction. During 2001, the valuation allowance decreased $95 from $9,187 to $9,092. This decrease is attributable to the Company's utilization of Surplus ACT to offset its 2001 U.K. tax liability. The Company believes that, consistent with accounting principles generally accepted in the United States, it is more likely than not that the tax benefits associated with the balance of loss carryforwards and other deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

note 11
stock options and warrants

The Company provides stock options to employees, non-employee directors and independent contractors under its 2000 Stock Incentive Plan (the "2000 Plan"), its 1998 Stock Incentive Plan (the "1998 Plan") and its 1996 Stock Incentive Plan (the "1996 Plan") (collectively the "Plans"). The Plans provide for granting of non-qualified and incentive stock option awards. Options under the Plans are generally granted at fair value and vest over a period of time to be determined by the Board of Directors, generally from three to five years. Options under the Plans expire 10 years from the date of grant. The Company has reserved 750,000, 1,200,000 and 2,400,000 shares of common stock under the 2000, 1998 and 1996 Plans, respectively. Options available for grant under the Plans were 154,314, 714,683 and 249,355 as of December 31, 2001, 2000 and 1999, respectively.

A summary of the status of the Company's option plans are presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**2,006,819**	**$ 8.36**	1,918,675	$ 7.43	1,843,920	$ 7.46
Granted	**744,000**	**$ 5.96**	763,950	$10.93	544,500	$ 8.05
Exercised	**(340,965)**	**$ 5.60**	(196,528)	$ 2.21	(200,996)	$ 3.11
Canceled	**(183,631)**	**$10.24**	(479,278)	$11.26	(268,749)	$12.18
Outstanding at end of year	**2,226,223**	**$ 7.82**	2,006,819	$ 8.36	1,918,675	$ 7.43
Exercisable at end of year	**1,003,817**	**$ 7.85**	976,798	$ 6.14	874,083	$ 5.40
Weighted-average fair value of options granted during the year		**$ 4.07**		$ 8.44		$ 6.07

The following summarizes information about options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Average Remaining Contractual Life	Weighted-Average Exercise Prices	Shares	Weighted-Average Exercise Prices
$ 4.43–$ 5.00	**517,500**	**6.6 years**	**$ 4.87**	**398,167**	**$ 4.97**
$ 5.01–$ 6.00	**745,500**	**8.8 years**	**$ 5.09**	**153,667**	**$ 5.20**
$ 6.01–$ 9.00	**157,992**	**7.5 years**	**$ 8.84**	**42,682**	**$ 8.84**
$ 9.01–$13.00	**659,143**	**7.8 years**	**$10.82**	**342,572**	**$10.49**
$13.01–$19.00	**146,088**	**6.9 years**	**$17.62**	**66,729**	**$16.94**
	2,226,223	**7.8 years**	**$ 7.82**	**1,003,817**	**$ 7.85**

During 1994, the Company issued warrants to purchase 421,056 shares of common stock at $1.67 per share, the fair value of the common stock on the date of grant. The warrants are exercisable through 2004. During the years ended December 31, 2001 and 2000, in cashless transactions, 210,528 and 140,352 of these warrants were exercised and 181,921 and 114,218 shares of the Company's common stock were issued, respectively.

Had compensation cost for the Company's Plans been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's reported net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	For the years ended December 31, **2001**	2000	1999
Income (loss) from continuing operations:			
As reported	**$29,527**	$2,406	$16,776
Pro forma	**27,133**	(470)	13,653
Basic earnings (loss) per common share:			
As reported	**$ 1.44**	$ 0.12	$ 0.82
Pro forma	**1.32**	(0.02)	0.67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the years ended December 31, **2001**	2000	1999
Expected volatility	**86.37%**	87.90%	72.17%
Risk-free interest rates	**4.50%**	6.25%	5.75%
Expected lives	**4.6 years**	5.2 years	7.9 years

The Company has not paid and does not anticipate paying dividends; therefore, the expected dividend yield is assumed to be zero.

note 12 common and preferred stock

On January 8, 2001, the Company, together with certain members of management and directors of the Company, certain principals and affiliates of the Aurora Capital Group and certain other shareholders of the Company, commenced a program for the purchase of up to 1,850,000 shares of the Company's common stock. Such purchases may be made from time to time in the open market, through privately negotiated transactions or through block purchases. As of December 31, 2001, 1,364,200 shares of the Company's common stock were purchased under the program, of which 439,337 shares at an average price of $5.33 per share were purchased by the Company.

On December 20, 2001, the Company filed a registration statement for the sale of 6,000,000 shares of its common stock. The common stock offering includes 3,600,000 shares to be offered by selling stockholders of the Company and 2,400,000 new shares to be offered by the Company. (See Note 21–Subsequent events.)

note 13 derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137 and 138) which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive loss, depending on whether a derivative is designated a part of a hedge and, if it is, the type of hedge transaction. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

The Company uses an interest rate swap to convert a portion of its variable rate debt to fixed rate debt to reduce interest rate volatility risk. The swap is based on a notional amount of $15,000 at the fixed interest rate of 5.95% during its term and is scheduled to mature during July 2003. The fair value of the swap is based on the estimated current settlement cost. In accordance with SFAS No. 133, the Company has designated its swap agreement as a cash flow hedge and recorded the fair value of this hedge agreement as part of other comprehensive loss. At January 1, 2001, the Company's financial statements were adjusted to record a cumulative effect of adopting this accounting change as an addition to other long-term liabilities of $45, and an increase to other comprehensive loss in the amount of $28 (net of income tax benefit of $17). For the year ended December 31, 2001, the effective portion of changes in fair value of this derivative amounted to $636 and is recorded as an addition to other long-term liabilities and an increase to other comprehensive loss in the amount of $391 (net of income tax benefit of $245). The fair value of this derivative as a liability amounted to $681 at December 31, 2001.

note 14 earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

	For the years ended December 31, 2001	2000	1999
Numerator:			
Income from continuing operations	$ **29,527**	$ 2,406	$ 16,776
Denominator:			
Weighted-average common shares outstanding	**20,503,936**	20,663,102	20,324,640
Effect of dilutive securities:			
Employee stock options and warrants	**554,637**	500,387	838,961
Denominator for diluted earnings per common share	**21,058,573**	21,163,489	21,163,601
Basic earnings per common share	$ **1.44**	$ 0.12	$ 0.82
Diluted earnings per common share	**1.40**	0.11	0.79

note 15 employee retirement plans

The Company's defined contribution plans provide substantially all U.S. salaried and hourly employees of the Company an opportunity to accumulate personal funds for their retirement, subject to minimum duration of employment requirements. Contributions are made on a before-tax basis to substantially all of these plans.

As determined by the provisions of each plan, the Company matches a portion of the employees' basic voluntary contributions. Company matching contributions to the plans were approximately $1,511, $998 and $1,003 for the plan years ending in 2001, 2000 and 1999, respectively.

In addition, the Company's subsidiary located in the U.K. provides a voluntary retirement benefits plan for its employees. Company matching contributions to this plan were approximately $329, $291 and $414 for the years ended December 31, 2001, 2000 and 1999, respectively.

note 16
commitments and contingencies

The Company leases certain facilities and equipment under various capital and operating lease agreements, which expire on various dates through 2009. Facility leases that expire generally are expected to be renewed or replaced by other leases. Future minimum rental commitments under non-cancelable capital leases and operating leases with terms in excess of one year are as follows:

For the years ended December 31,	Capital Leases	Operating Leases
2002	$1,204	$ 8,221
2003	667	6,774
2004	279	4,817
2005	—	3,726
2006	—	3,041
2007 and thereafter	—	4,189
Total minimum lease payments	2,150	$30,768
Less: Amount representing interest	(132)	
Present value of minimum lease payments	$2,018	

Rent expense for all operating leases approximated $8,231, $7,908 and $7,377 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is subject to various evolving federal, state, local and foreign environmental laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. These laws and regulations provide for substantial fines and criminal sanctions for violations and impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals or other releases of hazardous substances.

In connection with the acquisition of certain subsidiaries, some of which have been subsequently divested or relocated, the Company conducted certain investigations of these companies' facilities and their compliance with applicable environmental laws. The investigations, which included Phase I assessments by independent consultants of all manufacturing and various distribution facilities, found that a number of these facilities have had or may have had releases of hazardous materials that may require remediation and also may be subject to potential liabilities for contamination from off-site disposal of substances or wastes. These assessments also found that reporting and other regulatory requirements, including waste management procedures, were not or may not have been satisfied. Although there can be no assurance, the Company believes that, based in part on the investigations conducted, in part on certain remediation completed prior to or since the acquisitions, and in part on the indemnification provisions of the agreements entered into in connection with the Company's acquisitions, the Company will not incur any material liabilities relating to these matters.

One of the Company's former subsidiaries, RPM, leased several facilities in Azusa, California located within what is now the Baldwin Park Operable Unit of the San Gabriel Valley Superfund Site. The entity that leased the facilities to RPM has been identified by the United States Environmental Protection Agency, or EPA, as one of approximately nineteen potentially responsible parties, or PRPs, for environmental liabilities associated with the Superfund Site. The Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund) provides for cleanup of sites from which there has been a release or threatened release of hazardous substances, and authorizes recovery of related response costs and certain other damages from PRPs. PRPs are broadly defined under CERCLA, and generally include present owners and operators of a site and certain past owners and operators. As a general rule, courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the PRPs according to a volumetric or other standard. The EPA has preliminarily estimated that it will cost between $150 million and $200 million to construct and to operate for an indefinite period an interim remedial groundwater pumping and treatment system for the part of the San Gabriel Valley Superfund site within which RPM's facilities, as well as those of many other potentially responsible parties, are or were located. The actual cost of this remedial action could vary substantially from this estimate, and additional costs associated with this Superfund site are likely to be assessed. RPM moved all manufacturing operations out of the San Gabriel Valley Superfund site area in 1995. Since July 1995, RPM's only real property interest in this area has been the lease of a 6,000 square foot storage and distribution facility. The acquisition agreement by which the Company acquired the assets of RPM in 1994 and the leases pursuant to which the Company leased RPM's facilities after it acquired the assets of RPM expressly provide that the Company did not assume any liabilities for environmental conditions existing on or before the closing of the acquisition, although the Company could become responsible for those liabilities under various legal theories. The Company is indemnified against any such liabilities by the company that sold RPM to it as well as the shareholders of that company. There can be no assurance, however, that the Company would be able to make any recovery under any indemnification provisions. Since the closing of the acquisition, the Company has been engaged in negotiations with the EPA to settle any liability that it may have for this site. Although there can be no assurance, the Company believes that it will not incur any material liability as a result of RPM's lease of properties within the San Gabriel Valley Superfund site.

In connection with the sale of the Distribution Group (the "DG Sale") on October 27, 2000 (see Note 3), the Company has agreed to certain matters with Buyer that could result in contingent liability to the Company in the future. These include the Company's indemnification of Buyer against (i) environmental liability at former Distribution Group facilities that had been closed prior to the DG Sale, including the former manufacturing facility in Azusa, California within the Superfund site mentioned above and former manufacturing facilities in Mexicali, Mexico and Dayton, Ohio, (ii) any other environmental liability of the Distribution Group relating to periods prior to the DG Sale, in most cases subject to a $0.8 million deductible and a $12.0 million cap except with respect to closed facilities, (iii) liabilities of the Distribution Group existing at the time of the DG Sale but not disclosed to Buyer, subject to the $0.8 million deductible and $12.0 million cap, (iv) any tax liability of the Distribution Group relating to periods prior to the DG Sale and (v) certain health claims that may be asserted by employees of the Distribution Group relating to the air quality at one of its facilities prior to the DG Sale. In addition, prior to the DG Sale several of the Distribution Group's real estate and equipment leases were guaranteed by the Company. These guarantees remain in effect after the DG Sale so the Company continues to be liable for the Distribution Group's obligations under such leases in the event that the Distribution Group does not honor those obligations. Buyer has agreed to indemnify the Company for any liability that the Company may incur pursuant to the guarantees. Following the Distribution Group sale, Buyer was merged into the Distribution Group and the Distribution Group succeeded to all of Buyer's obligations, including its obligation to indemnify the Company with respect to the guarantees.

note 17
reportable segments

The Company has two reportable segments in continuing operations: the Drivetrain Remanufacturing segment and the Logistics segment. The Drivetrain Remanufacturing segment consists of five operating units that primarily sell remanufactured transmissions directly to DaimlerChrysler, Ford, General Motors and several foreign OEMs, primarily for use as replacement parts by their domestic dealers during the warranty and post-warranty periods following the sale of a vehicle. In addition, the Drivetrain Remanufacturing segment sells select remanufactured and newly assembled engines to certain European OEMs, including Ford's and General Motors's European operations and Jaguar. The Company's Logistics segment consists of three operating units: (i) a provider of value-added warehouse and distribution services, turnkey order fulfillment and information services for AT&T Wireless Services; (ii) a provider of returned material reclamation and disposition services and core management services primarily to Ford and to a lesser extent, General Motors; and (iii) an automotive electronic components remanufacturing and distribution business, primarily for Delphi and Visteon. The Company's Engines business unit, which is not a reportable segment and shown as "Other," remanufactures and distributes domestic and foreign engines from four regional distribution centers primarily to independent aftermarket customers.

The Company evaluates performance based upon income from operations. The reportable segments' and the "Other" business unit's accounting policies are the same as those described in the summary of significant accounting policies (see Note 2). The Company fully allocates corporate overhead based upon budgeted full year profit before tax.

The reportable segments and the "Other" business unit are each managed and measured separately primarily due to the differing customers, production processes, products sold and distribution channels. The reportable segments and Other business unit are as follows:

	Drivetrain Remanufacturing	Logistics	Other	Totals
as of and for the year ended december 31, 2001:				
Revenues from external customers	**$266,258**	**$105,255**	**$21,868**	**$393,381**
Intersegment revenues	**2,763**	—	—	**2,763**
Depreciation and amortization expense	**10,156**	**3,732**	**131**	**14,019**
Special charges	**2,439**	**2,415**	—	**4,854**
Segment profit	**40,044**	**26,461**	**1,695**	**68,200**
Segment assets	**408,311**	**81,215**	**17,701**	**507,227**
Expenditures for long-lived assets	**7,646**	**5,185**	—	**12,831**

	Drivetrain Remanufacturing	Logistics	Other	Totals
As of and for the year ended December 31, 2000:				
Revenues from external customers	$254,280	$89,077	$ 29,136	$372,493
Depreciation and amortization expense	9,360	2,786	845	12,991
Special charges	—	—	32,584	32,584
Segment profit (loss)	49,028	17,394	(37,537)	28,885
Segment assets	382,499	63,090	17,479	463,068
Expenditures for long-lived assets	5,156	5,556	306	11,018

	Drivetrain Remanufacturing	Logistics	Other	Totals
As of and for the year ended December 31, 1999:				
Revenues from external customers	$268,897	$59,127	$37,539	$365,563
Depreciation and amortization expense	9,441	2,281	1,578	13,300
Special charges	975	570	3,333	4,878
Segment profit (loss)	50,506	7,665	(5,973)	52,198
Segment assets	336,135	47,103	45,538	428,776
Expenditures for long-lived assets	4,421	1,942	3,124	9,487

A reconciliation of the reportable segments to consolidated net sales, operating income and consolidated assets are as follows:

	As of and for the years ended December 31,		
	2001	2000	1999
net sales:			
External revenues from reportable segments	**$371,513**	$343,357	$328,024
Intersegment revenues	**2,763**	—	—
Other revenues	**21,868**	29,136	37,539
Elimination of intersegment revenues	**(2,763)**	—	—
Consolidated net sales	**$393,381**	$372,493	$365,563

	As of and for the years ended December 31,		
	2001	2000	1999
profit:			
Total profit for reportable segments	**$66,505**	$ 66,422	$58,171
Other profit (loss)	**1,695**	(37,537)	(5,973)
Unallocated amounts:			
Special charges	**(476)**	—	(2,432)
Income from operations	**$67,724**	$ 28,885	$49,766

	As of and for the years ended December 31,		
	2001	2000	1999
assets:			
Total assets for reportable segments	**$ 489,526**	$ 445,589	$383,238
Other assets	**17,701**	17,479	45,538
Elimination of intercompany accounts	**(156,412)**	(104,627)	(77,849)
Unallocated corporate assets	**46,043**	49,058	27,126
Discontinued assets	—	—	199,729
Consolidated assets	**$ 396,858**	$ 407,499	$577,782

Other significant items as disclosed within the reportable segments are reconciled to the consolidated totals as follows:

	Segment Totals	Unallocated Corporate Items	Consolidated
other significant items:			
for the year ended december 31, 2001			
Special charges	**$ 4,854**	**$ 476**	**$ 5,330**
Expenditures for long-lived assets	**12,831**	**685**	**13,516**
For the year ended December 31, 2000			
Special charges	$32,584	$ —	$32,584
Expenditures for long-lived assets	11,018	664	11,682
For the year ended December 31, 1999			
Special charges	$ 4,878	$2,432	$ 7,310
Expenditures for long-lived assets	9,487	585	10,072

Revenues and long-lived assets by geographic area are determined by the location of the Company's facilities as follows:

	As of and for the years ended December 31,		
	2001	2000	1999
net sales:			
United States	**$370,830**	$351,726	$342,663
Canada and Europe	**22,551**	20,767	22,900
Consolidated net sales	**$393,381**	$372,493	$365,563
long-lived assets:			
United States	**$217,280**	$217,358	$228,509
Europe	**13,826**	14,059	15,385
Assets of discontinued operations held for sale, net	**—**	—	127,535
Consolidated long-lived assets	**$231,106**	$231,417	$371,429

For the years ended December 31, 2001 and 2000, the Company had three significant external customers, Ford (Drivetrain Remanufacturing and Logistics segments), DaimlerChrysler (Drivetrain Remanufacturing segment and Other) and AT&T Wireless Services (Logistics segment), representing $136,088, $96,980 and $69,121 of consolidated net sales for 2001, respectively, and $111,818, $110,175 and $52,653 of consolidated net sales for 2000, respectively.

For the year ended December 31, 1999, the Company had two significant external customers, DaimlerChrysler (Drivetrain Remanufacturing segment) and Ford (Drivetrain Remanufacturing and Logistics segments), representing $115,537 and $108,257 of consolidated net sales for 1999, respectively.

note 18
fair value of financial instruments

The carrying amount of the Company's financial instruments approximate their fair values due to the fact that they are either short-term in nature or repriced to fair value through floating interest rates with the exception of the Company's Senior Notes and the 18% senior subordinated promissory note investment. The 18% senior subordinated promissory note, received by the Company on October 27, 2000 as part of the proceeds from the sale of the Distribution Group, had a fair value which approximated its carrying value at December 31, 2001 and 2000.

The carrying amounts and fair values of these financial instruments are as follows:

	December 31, 2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Series B Senior Notes	$82,570	$83,809	$82,570	$78,417
Series D Senior Notes	27,815	28,232	27,815	26,416
18% senior subordinated promissory note	8,600	8,600	8,593	8,593
Promissory note with minority interest	210	210	—	—
Series B preferred stock	—	—	1,929	1,929

The Series B preferred stock, received by the Company on October 27, 2000 as part of the proceeds from the sale of the Distribution Group was sold to ATCDG Holding Corp., Inc. during the year ended December 31, 2001 for proceeds of $2,860, and the Company recorded a gain, classified as other income (expense), net in the accompanying financial statements, of $931 on the sale of the stock.

note 19
special charges

Commencing in 1998, the Company implemented certain initiatives designed to improve operating efficiencies and reduce costs. During 1999, the Company recorded $7,310 of special charges, including $2,965 classified as Cost of Sales-Special Charges. In June 2000, the Company reclassified $32,584 of expense related to the restructuring and then anticipated disposition of its Engines business from loss on discontinued operations to special charges. These charges included the following: (i) $15,614 for the impairment of goodwill; (ii) $5,790 for the write-down of fixed assets to estimated net realizable value; (iii) $5,351 for the write-down of inventory to estimated net realizable value (classified as Cost of Sales-Special Charges); (iv) $3,783 of product warranty costs for units remanufactured and sold prior to 2000 (classified as Cost of Sales-Special Charges); (v) $871 for the write-down of uncollectible accounts receivable balances; and (vi) $732 of exit costs and $443 of severance costs for 56 people primarily associated with the elimination of its branch distribution network.

In 2001, the Company recorded $5,330 of special charges. These charges included $2,439 for the Drivetrain Remanufacturing segment, $2,415 for the Logistics segment and $476 for the Company's two information systems groups. The $2,439 related to the Drivetrain Remanufacturing segment consists of $1,584 of severance and related costs for 35 people primarily associated with the de-layering of certain management functions and $855 of facility exit and idle capacity costs associated with facility consolidations and implementation of cellularized manufacturing within the segment. The $2,415 of special charges related to the Logistics segment included the following: (i) $1,942 of costs related to the shut-down of the Company's remanufactured automotive electronic control modules operation including $680 of severance for 118 people, $631 related to the write-down of fixed assets, $368 of facility exit and other costs related to the shutdown, $216 related to inventory write-downs (classified as Cost of Sales-Special Charges) and $47 for the write-down of uncollectible accounts receivable balances; and (ii) $473 of severance and related costs for eight people primarily associated with the upgrade of certain management functions within the segment. The $476 related to the Company's two information systems groups are for severance and related costs for four people primarily associated with the consolidation of that function.

	Termination Benefits	Exit/Other Costs	Loss on Write-Down of Assets	Total
Reserve at December 31, 1998	$ 840	$ 3,279	$ —	$ 4,119
Provision 1999	2,969	519	3,822	7,310
Payments 1999	(1,422)	(1,256)	—	(2,678)
Asset write-offs 1999	—	—	(842)	(842)
Reserve at December 31, 1999	2,387	2,542	2,980	7,909
Provision 2000	443	4,515	27,626	32,584
Payments 2000	(2,132)	(1,950)	—	(4,082)
Asset write-offs 2000	—	—	(22,423)	(22,423)
Asset valuation adjustment 2000[1]	—	—	(2,962)	(2,962)
Reclassification 2000	—	(44)	44	—
Reserve at December 31, 2000	698	5,063	5,265	11,026
Provision 2001	**3,213**	**1,223**	**894**	**5,330**
Payments 2001	**(2,115)**	**(2,991)**	**—**	**(5,106)**
Asset write-offs 2001	**—**	**—**	**(4,225)**	**(4,225)**
Asset valuation adjustment 2001[1]	**—**	**—**	**1,764**	**1,764**
Reserve at December 31, 2001	**$ 1,796**	**$ 3,295**	**$ 3,698**	**$ 8,789**

[1] Asset valuation adjustments are due to the Company's initial discontinuance of the Engines business during 2000 and its subsequent election to retain this business during 2001.

note 20
selected quarterly financial data (unaudited)

	Quarter			
	First	Second	Third	Fourth
2001				
Net sales	$99,229	$92,220	$100,420	$101,512
Gross profit	32,462	31,258	35,709	38,376
Income from continuing operations	6,345	6,698	6,590	9,894
Earnings per common share [1]	$ 0.31	$ 0.33	$ 0.32	$ 0.48
Earnings per common share-assuming dilution [1]	0.31	0.32	0.31	0.46
2000				
Net sales	$94,705	$90,658	$ 88,639	$ 98,491
Gross profit	32,840	19,804	29,809	32,468
Income (loss) from continuing operations	7,060	(15,764)	5,559	5,551
Earnings (loss) per common share [1]	$ 0.34	$ (0.76)	$ 0.27	$ 0.27
Earnings (loss) per common share-assuming dilution [1][2]	0.33	(0.76)	0.26	0.27

[1] Earnings per share data is presented before discontinued operations.

[2] Due to the loss reported in the second quarter of 2000, the applicable per share calculation above excludes the antidilutive effect of stock options and warrants in the second quarter of 2000.

note 21
subsequent events

PUBLIC OFFERING OF COMMON STOCK

On March 8, 2002, the Company completed a public offering of 2,760,000 shares of its common stock at a price to the public of $16.50 per share. The net proceeds from the offering, estimated to be $42,235 was used, together with certain borrowings under the new credit facility discussed below, to repay all the indebtedness under our Old Credit Facility on March 8, 2002.

NEW CREDIT AGREEMENT

On February 8, 2002, the Company executed a credit agreement and a related security agreement in connection with a new credit facility jointly arranged and syndicated by JPMorgan Chase Bank and Credit Suisse First Boston (the "New Credit Facility"). The New Credit Facility provides for (i) a $75,000, five year term loan (the "A-Loan"), with principle payable in quarterly installments in increasing amounts over the five-year period, (ii) a $95,000, six year term loan (the "B-Loan"), with principle payable in quarterly installments over the six-year period (with 95% of the principle payable in the sixth year) and an annual excess cash flow sweep and (iii) a $50,000, five year revolving credit facility (the "New Revolver"). The New Credit Facility also provides for the addition of an optional term loan of up to $100,000 (the "C-Loan"), subject to certain conditions including the receipt from one or more lenders of the additional commitments that may be requested.

At the Company's election, amounts advanced under the New Credit Facility will bear interest at either (i) the Alternate Base Rate ("ABR") plus a specified margin or (ii) the Eurodollar Rate plus a specified margin. The ABR is equal to the highest of (a) the lender's prime rate, (b) the lender's base CD rate plus 1.00% or (c) the federal funds effective rate plus 0.50%. The Eurodollar Rate is the rate offered by the lenders for Eurodollar deposits for one, two, three, six, or, if available by all lenders, nine months as selected by the Company. The applicable margins for both Alternate Base Rate and Eurodollar Rate loans are subject to quarterly adjustments based on the Company's leverage ratio as of the end of the four fiscal quarters then completed. As of March 8, 2002, the closing date of the New Credit Facility, the applicable margins for the A-Loan and New Revolver were 1.25% for ABR loans and 2.25% for Eurodollar Rate loans. For the B-Loan, the margins were 2.00% for ABR loans and 3.00% for Eurodollar Rate loans as of March 8, 2002. The interest rates for the optional C-Loan will be determined at the time such loans are provided. Additionally, the Company is required to pay quarterly in arrears a commitment fee equal to 0.50% per annum of the average daily unused portion of the New Credit Facility during such quarter. The Company must also reimburse the lenders for certain legal and other costs of the lenders, and pay fees on outstanding letters of credit at a rate per annum equal to the applicable margin then in effect for advances bearing interest at the Eurodollar Rate.

Amounts advanced under the New Credit Facility are guaranteed by all of the Company's domestic subsidiaries and secured by substantially all of the Company's assets and its subsidiaries' assets. The New Credit Facility contains several covenants, including ones that require the Company to maintain specified levels of net worth, leverage and cash flow coverage and others that limit its ability to incur indebtedness, make capital expenditures, create liens, engage in mergers and consolidations, make restricted payments (including dividends), sell assets, make investments, enter new businesses and engage in transactions with the Company's affiliates and affiliates of its subsidiaries.

On March 8, 2002, the closing date of the New Credit Facility, the Company borrowed $55,000 under the New Credit Facility and used a portion of those proceeds, together with the proceeds from the public stock offering, to repay the entire $82,700 balance outstanding under our Old Credit Facility.

REDEMPTION OF 12% SENIOR SUBORDINATED NOTES

On March 8, 2002, the Company called all of the Senior Notes due 2004 for redemption. The Company's Senior Notes, which had a face amount outstanding as of March 8, 2002 of $110,385, will be redeemed at a premium of 102% plus accrued and unpaid interest on or about April 8, 2002. The redemption will be funded by the remainder of the borrowings made under the New Credit Facility.

EXTRAORDINARY ITEMS

The Company expects to incur an extraordinary charge of approximately $3.3 million for the write-off of previously capitalized debt issuance costs, a call premium and fees in connection with the replacement of its Old Credit Facility and the retirement of its Senior Notes.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the Nasdaq National Market under the symbol "ATAC" since our initial public offering in December 1996. As of March 1, 2002, there were approximately 84 record holders of our common stock. The following table sets forth for the periods indicated the range of high and low sale prices of the common stock as reported by Nasdaq:

	High	Low
2001		
First quarter	**$ 6.00**	**$ 2.38**
Second quarter	**7.50**	**4.50**
Third quarter	**15.63**	**7.11**
Fourth quarter	**19.99**	**13.26**
2000		
First quarter	$13.88	$ 9.44
Second quarter	12.88	5.00
Third quarter	8.88	5.00
Fourth quarter	6.38	1.63

On March 1, 2002, the last sale price of the common stock, as reported by Nasdaq, was $17.09 per share.

We have not paid cash dividends on the common stock to date. Because we currently intend to retain any earnings to provide funds for the operation and expansion of our business and for the servicing and repayment of indebtedness, we do not intend to pay cash dividends on the common stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of Aftermarket Technology Corp. to pay cash dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The agreement for our bank credit facility contains certain covenants that, among other things, prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Any determination to pay cash dividends on the common stock in the future will be at the sole discretion of our Board of Directors.

On June 23, 2000, September 17, 2001 and September 21, 2001, we issued 114,218 shares, 61,775 shares and 120,146 shares, respectively, of our common stock in transactions that were not registered under the Securities Act of 1933, as amended. The shares were issued upon the exercise of warrants that had been issued by us in 1994 to two individuals in exchange for services rendered in connection with our original acquisitions. The warrant exercise price of $1.67 per share was paid in each case by us withholding a number of the warrant shares having a fair market value equal to the aggregate exercise price. We relied on Section 4(2) of the Securities Act as an exemption from registration, based on the private nature of the offering and the limited number of offerees.

DIRECTORS AND EXECUTIVE OFFICERS

directors

MICHAEL T. DUBOSE
Chairman of the Board, President and Chief Executive Officer
Aftermarket Technology Corp.

ROBERT ANDERSON[1]
Chairman Emeritus
Rockwell International Corporation

RICHARD R. CROWELL[2]
President and Founding Partner
Aurora Capital Group

DALE F. FREY[3]
Chairman of the Board, President and Chief Executive Officer (retired)
General Electric Investment Corporation

MARK C. HARDY
Managing Director and Partner
Aurora Capital Group

DR. MICHAEL J. HARTNETT[1]
Chairman, President and Chief Executive Officer
Roller Bearing Company of America, Inc.

GERALD L. PARSKY[2]
Chairman and Founding Partner
Aurora Capital Group

RICHARD K. ROEDER
Managing Director and Founding Partner
Aurora Capital Group

J. RICHARD STONESIFER[4]
President and Chief Executive Officer (retired)
GE Appliances

(1) Member, Audit Committee
(2) Member, Compensation and Human Resources Committee
(3) Chairman, Audit Committee
(4) Chairman, Compensation and Human Resources Committee

executive officers

MICHAEL T. DUBOSE
Chairman of the Board, President and Chief Executive Officer

BARRY C. KOHN
Vice President and Chief Financial Officer

PAUL J. KOMAROMY
President, Aaron's Automotive Products, Inc. and Component Remanufacturing Specialists, Inc.

MATT J. PIEPER
President, ATC Logistics

JOSEPH SALAMUNOVICH
Vice President, General Counsel and Secretary

JOHN J. MACHOTA
Vice President, Human Resources

MARY RYAN
Vice President, Communications and Investor Relations

LARRY BAKER
Vice President, Automotive Sales and Marketing

www.
goATC.
com

corporate and investor information

CORPORATE HEADQUARTERS
One Oak Hill Center
Suite 400
Westmont, IL 60559
Phone 630.455.6000
Fax 630.455.0630
http://www.goATC.com

PUBLIC ACCOUNTANTS
ERNST & YOUNG LLP
Sears Tower
233 South Wacker Drive
Chicago, IL 60606-6301

CORPORATE LEGAL COUNSEL
GIBSON, DUNN &
CRUTCHER LLP
333 South Grand Avenue
Los Angeles, CA
90071-3197

TRANSFER AGENT
AMERICAN STOCK TRANSFER &
TRUST COMPANY
59 Maiden Lane
New York, NY 10038
877.777.0800
www.amstock.com

INVESTOR RELATIONS
Copies of the Aftermarket Technology Corp. Annual Report, Form 10-K and 10-Q reports filed with the Securities and Exchange Commission are available from the Company without charge. Contact Aftermarket Technology Corp. at:
One Oak Hill Center, Suite 400, Westmont, IL 60559
Phone 630.455.6000 / Fax 630.455.0630
http://www.goATC.com

Design: Critt Graham + Associates www.crittgraham.com Photography: Tom Feiler Photography Printing: QuebecorWorld Acme
This annual report was produced on recycled paper.

ATC

AFTERMARKET TECHNOLOGY CORP.
One Oak Hill Center, Suite 400
Westmont, IL 60559